Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements March 31, 2020 and 2019

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2020 and 2019

Table of Contents	Page
Corporate Data	3
Corporate Governance Report	4 – 12
Commentary of the Directors	13
Certificate from the Secretary	14
Independent Auditors’ Report	15 – 20
Consolidated Statement of Financial Position	21
Consolidated Statement of Profit or Loss and Other Comprehensive Income	22
Consolidated Statement of Changes in Equity	23 – 25
Consolidated Statement of Cash Flows	26
Notes to the Consolidated Financial Statements	27 – 102

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	-
2	Aditya Tim Guleri	April 03, 2007	-
3	Gyaneshwarnath Gowrea	February 11, 2009	August 20, 2020
4	Vivek Narayan Gour	May 01, 2010	September 6, 2019
5	Rajesh Magow	November 06, 2012	-
6	James Jianzhang Liang	January 27, 2016	-
7	Patrick Luke Kolek	January 31, 2017	August 30, 2019
8	Charles St Leger Searle	January 31, 2017	August 30, 2019
9	Paul Laurence Halpin	April 30, 2018
10	Aileen O’Toole	January 24, 2019	August 30, 2019
11	Jane Jie Sun	August 30, 2019	-
12	Cindy Xiaofan Wang	August 30, 2019	-
13	Xing Xiong	August 30, 2019	-
14	Xiangrong Li	September 6, 2019	-
15	Hyder Aboobakar	August 20, 2020	-

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Ltd, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2020, the Company had six (6) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
4.	Ibibo Group Private Limited	March 23, 2012	India
5.	Bitla Software Private Limited	June 29, 2007	India
6.	Quest2Travel.com India Private Limited*	March 23, 2012	India

  *Became subsidiary on April 30, 2019

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight (8) non-executive directors.

Mr. Patrick Luke Kolek, Mr. Charles St Leger Searle and Ms. Aileen O’Toole resigned from our board of directors with effect from August 30, 2019 and Mr. Vivek Narayan Gour resigned from our board of directors with effect from September 6, 2019. Further, Mr. Gyaneshwarnath Gowrea resigned from our board of directors with effect from August 20, 2020.

Ms. Jane Jie Sun, Ms. Cindy Xiaofan Wang and Mr. Xing Xiong were appointed to our board of directors with effect from August 30, 2019, as nominee of Trip.com Group Limited (formerly known as Ctrip.com International, Ltd. Mr. Xiangrong Li was appointed as an independent director to our board of directors, effective September 6, 2019. Further, Mr. Hyder Aboobakar was appointed as a director to our board of directors effective August 20, 2020 in place of Mr. Gyaneshwarnath Gowrea.

Directors

Independent

1. Aditya Tim Guleri

2. Paul Laurence Halpin

3. Xiangrong Li

Non-Executive

1. Aditya Tim Guleri

2. Cindy Xiaofan Wang

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Non-Executive (Continued)

3. Hyder Aboobakar

4. James Jianzhang Liang

5. Jane Jie Sun

6. Paul Laurence Halpin

7. Xing Xiong

8. Xiangrong Li

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address for our directors is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002.

1.

Deep Kalra is our founder, group executive chairman and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group executive chairman include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 28 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of a The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

2.

Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 27 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of the company.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

2.	Rajesh Magow (Continued)

Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as a director in June 2017. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

3.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily on information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Appcues, Applitools, Astronomer Data, Hired, LeadGenius, Phenom People, Radius and SupportLogic. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University, United States; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404, United States.

4.

Cindy Xiaofan Wang was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Wang has served as the chief financial officer of Trip.com since November 2013 and executive vice president since May 2016. Prior to that, she was a vice president of Trip.com from January 2008. Ms. Wang joined Trip.com in 2001 and has held a number of managerial positions at Trip.com. In 2017, Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings. Prior to joining Trip.com, she served as finance manager in China eLabs, a venture capital firm, from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA). The business address of Ms. Wang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

5.

Hyder Aboobakar was appointed to our board of directors on August 20, 2020 and is one of our resident directors in Mauritius. Mr. Hyder is a Director – Business Development at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ. Prior to joining IQ-EQ, Mr. Hyder served as an investment manager at DSP Blackrock Investment Managers (Mauritius) Ltd where he was responsible for managing two India focused funds. Mr. Hyder has also previously worked as a business development manager at Cim Global Business (Mauritius) Ltd, as an investment manager at TVF Capital Management Ltd and as a trader and team leader of risk management at Superfund Asset Management Ltd. Mr. Hyder is a Chartered Financial Analyst and holds a Bachelor of Science (Honors) degree in Economics & Finance from the University of Mauritius. He is also a certified Financial Risk Manager by the Global Association of Risk Professionals. The business address of Mr. Aboobakar is c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, Mauritius.

6.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com. He is one of the co-founders of Trip.com and is currently serving as the executive chairman of Trip.com’s board of directors. Prior to founding Trip.com, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng-eLong (HKSE:7080) and on the board of directors of SINA Corporation (NASDAQ: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University, China. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

7.

Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School. The business address of Ms. Sun is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 as a nominee of MIH Internet SEA Pte. Ltd. He has remained on our board following the completion of the Naspers-Trip.com Transaction as a nominee of Trip.com. Mr. Halpin held various leadership positions in the financial services industry at PwC Dublin, London and Johannesburg during his 25-year career from 1979 until 2004. Between 2004 to 2011, having relocated to Mauritius in 2004, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a non-executive director on the Government of Mauritius’ Board of Investment between 2005 to 2010. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, and several companies within the Multichoice International Holdings group. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland. He is a Fellow of the Mauritius Institute of Directors and a Member of the Mauritius Institute of Professional Accountants. The business address of Mr. Halpin is Unit 8, East Rock, Coastal Road, Roches Noires, Mauritius.

9.

Xiangrong Li was appointed to our board of directors on September 6, 2019. Ms. Li has served as the deputy general manager and financial controller of Beijing Tourist Hotel (Group) Co. Ltd., a company listed on the Shanghai Stock Exchange since September 2016. Ms. Li was employed with Unilever in various positions from 1993 to 2010, including serving as the financial controller for the greater China region from 2007 to 2010. Ms. Li served as the chief financial officer of Hengdeli Holdings Ltd, a company listed on the Stock Exchange of Hong Kong, from 2010 to August 2014. Ms. Li served as the chief financial officer of Homeinns Hotel Group (previously listed on NASDAQ with stock ticker HMIN, merged with Beijing Tourist Hotel (Group) Co. Ltd in 2016)from August 2014 to September 2016. Ms. Li obtained her Bachelor’s degree in International Accounting jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies Institute (now known as Shanghai International Studies University) in July 1993. She obtained a Master’s degree in Executive Management Business Administration from China Europe International Business School in September 2008 and is now a senior member of The Association of Chartered Certified Accountants and a member of The Chinese Institute of Certified Public Accountants. The business address of Ms. Li is 124, Caobao Road, Shanghai, China.

10.

Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong joined Trip.com in April 2013 and is executive vice president of Trip.com and the chief executive officer of the Flight Ticket Group of Trip.com and also is in charge of its Corporate Travel business. Prior to working at Trip.com, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia, including as the Principal Architect of Expedia. Mr. Xiong has over 20 years of management experience in the travel industries. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts. The business address of Mr. Xiong is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of two members, Xiangrong Li and Aditya Tim Guleri and one non-voting observer, Cindy Xiaofan Wang. The chairman is Xiangrong Li. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Xiangrong Li qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of Xiangrong Li and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	annually reviewing the independence of our independent auditors;

•	reviewing and reviewing all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and our independent auditors;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our independent auditors; and

•	reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer. On August 30, 2019, our board of directors approved the appointment of Ms. Cindy Xiaofan Wang as the non-voting observer to the Audit Committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. We follow home country practice that permits its audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the Nasdaq Rules that requires each company to have an audit committee of at least three members. Our audit committee currently consists of two members and a non-voting observer.

Compensation Committee

The compensation committee consists of four members, Aditya Tim Guleri, Xiangrong Li, James Jianzhang Liang and Cindy Xiaofan Wang. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee reviews and approves the compensation of our employee-directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;
•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritius law to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritian Companies Act to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•	authorizing dividends and distributions;
•	appointing officers and determining the term of office of officers;
•

exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 39 of these consolidated financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 to 20 and the consolidated statement of profit or loss and other comprehensive income is set out on page 22 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 15,100 (2019: USD 14,400).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2019 and 2020 are as follows:

(in ‘USD 000’)

	For the year ended March 31
Particulars	2019	2020
Total revenue	486,231	512,592
Total expenses	(639,171)	(942,002)
Finance income	6,459	3,362
Finance costs	(11,329)	(21,433)
Impairment in respect of an equity-accounted investee	(9,926)	-
Share of loss of equity-accounted investees	(887)	(65)
Income tax benefit (expense)	740	29
Loss for the year	(167,883)	(447,517)

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Mauritius Companies Act requires the directors to prepare consolidated financial statements for each financial year, which present fairly the consolidated financial position, consolidated financial performance and the consolidated cash flows of the Group. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Group;
•	disclose with reasonable accuracy at any time the consolidated financial position of the Group; and
•

would enable them to ensure that the consolidated financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors have made an assessment of the Company and its subsidiaries ability to continue as going concerns and have no reason to believe that the businesses will not be going concerns for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the members of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2020.

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: September 4, 2020

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the consolidated financial statements

Opinion

We have audited the consolidated financial statements of MakeMyTrip Limited (the Group) set out on pages 21 to 102, which comprise the consolidated statement of financial position as at 31 March 2020, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of MakeMyTrip Limited as at 31 March 2020, and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Legal liabilities and proceedings Refer to notes 3(k) and 35
Key audit matter	How the matter was addressed in our audit

During the year ended 31 March 2020, the Group has recorded an amount of USD 30.8 million as provisions in relation to ongoing litigations.

The Group records provisions for the anticipated settlement costs of legal disputes against the Group

The primary procedures we performed to address this key audit matter included the following:

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the consolidated financial statements (continued)

Key audit matters (Continued)

Legal liabilities and proceedings Refer to notes 3(k) and 35
Key audit matter	How the matter was addressed in our audit

where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. The Group discloses a contingency where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, unless the probability of outflow of economic benefits is remote.

We identified the assessment of the provision related to a legal dispute against the Group as a key audit matter. The Group’s evaluation of the potential outcomes of the legal dispute, including potential settlements and appeals, involves significant judgment. This required a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating the Group’s assessments of the likely outcomes associated with the legal dispute.

•Tested certain internal controls relating to the Group’s evaluation of the legal dispute, including controls over evaluating the potential outcomes of the legal dispute and determining whether the amount of loss can be reliably estimated.

•Evaluated the Group’s assessment regarding the potential outcomes of the legal dispute and provision by evaluating the letter of audit inquiry obtained from external legal counsel.

Evaluation of goodwill impairment Refer to notes 3(f) 3(i) and 20
Key audit matter	How the matter was addressed in our audit

The goodwill balance as of 31 March 2020 was USD 607.2 million, of which USD 589.4 million related to the acquisition of ibibo Group.

During the year ended 31 March 2020, the Group recognized an impairment of USD 270.8 million related to goodwill of the ibibo Group - Go ibibo cash-generating unit (CGU). The Group performs an impairment test of goodwill on an annual basis at the level of CGU or more frequently if the Group becomes aware of events

The primary procedures we performed to address this key audit matter included the following:

•Tested certain internal controls relating to the Group’s goodwill impairment assessment process, including controls over the determination of the estimated revenue growth, EBITDA margin, terminal value growth rate and discount rate.

•Compared the Group’s historical forecasted

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the consolidated financial statements (continued)

Key audit matters (Continued)

Evaluation of goodwill impairment Refer to notes 3(f) 3(i) and 20
Key audit matter	How the matter was addressed in our audit

or changes in circumstances that would indicate the carrying value may not be recoverable. The recoverable amount is determined as value in use using a discounted cash flow method, based on the expected cash flows of the CGU.

We identified the evaluation of goodwill impairment related to the acquisition of ibibo Group as a key audit matter. A high degree of subjective auditor judgment was needed in evaluating the Group’s significant assumptions, including the estimated revenue growth, the EBITDA margin, the terminal value growth rate and the discount rate used to calculate the value in use.

revenue growth and the EBITDA margin with the actual results to assess the Company's ability to accurately forecast.

•Evaluated the Group’s estimated revenue growth and the EBITDA margin by comparing the projections to the underlying business strategies and growth plans.

•Performed sensitivity analyses over estimated revenue growth, EBITDA margin, terminal value growth rate and discount rate to evaluate the impact of changes on the recoverable amount.

•We used our own specialists to evaluate the assumptions and methodologies used to determine the value-in-use for all CGUs. This included the following:

•assessed whether each CGU represents the lowest level within the Group for which information about impairment is available and monitored for internal management purposes.

In addition, we used our own specialists, with specialized skills and knowledge, to perform the following:

•Evaluating the discount rate used in the Group’s discounted cash flow model by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities; and

•Evaluating the terminal value growth rate used in the Group’s discounted cash flow model by comparing it against the long term expected growth rate and inflation rate of the economy.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the consolidated financial statements (continued)

Other information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors, Certificate from the Secretary, but does not include the consolidated financial statements and our auditors' report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the consolidated financial statements

The directors are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditors' Responsibilities for the Audit of the consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the consolidated financial statements (continued)

Auditors' Responsibilities for the Audit of the consolidated Financial Statements (continued)

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material

•

uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

This report is made solely to the Group’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Group's members, as a body, those matters that we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group and the Group’s members, as a body, for our audit work, for this report, or for the opinions we have formed

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the consolidated financial statements (continued)

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Group other than in our capacity as auditors. We have obtained all the information and explanations we have required. In our opinion, proper accounting records have been kept by the Group as far as it appears from our examination of those records.

KPMGChirsto Smith

Ebène, MauritiusLicensed by FRC

Date: September 4, 2020

MakeMyTrip Limited

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2019	2020
Assets
Property, plant and equipment	19	13,499	35,997
Intangible assets and goodwill	20	1,068,876	721,990
Trade and other receivables, net	22	2,267	2,658
Investment in equity-accounted investees	9	5,244	5,363
Other investments	10	5,662	3,683
Term deposits	24	139	207
Non-current tax assets		31,681	34,160
Other non-current assets	26	2,273	131
Total non-current assets		1,129,641	804,189

Inventories		606	36
Contract assets	11	313	-
Current tax assets		1,415	4,447
Trade and other receivables, net	22	53,195	53,407
Term deposits	24	133,994	37,823
Other current assets	25	73,132	53,428
Cash and cash equivalents	23	177,990	129,881
Total current assets		440,645	279,022
Total assets		1,570,286	1,083,211

Equity
Share capital	27	52	52
Share premium	27	1,977,318	1,985,555
Reserves	27	634	(1,345)
Accumulated deficit		(682,054)	(1,147,597)
Share based payment reserve	27	102,427	135,738
Foreign currency translation reserve	27	(41,202)	(114,166)
Total equity attributable to equity holders of the Company		1,357,175	858,237
Non-controlling interests		193	4,055
Total equity		1,357,368	862,292

Liabilities
Loans and borrowings	29	474	21,613
Employee benefits	32	4,789	6,335
Contract liabilities	11	84	1,548
Deferred tax liabilities, net	21	601	1,777
Other non-current liabilities	31	2,400	9,775
Total non-current liabilities		8,348	41,048

Loans and borrowings	29	233	3,971
Trade and other payables	34	110,970	70,747
Contract liabilities	11	70,251	33,364
Other current liabilities	30	23,116	40,989
Provisions	35	-	30,800
Total current liabilities		204,570	179,871
Total liabilities		212,918	220,919
Total equity and liabilities		1,570,286	1,083,211

These consolidated financial statements have been approved by the Board of Directors on September 4, 2020 and signed in its behalf by:

/s/ Rajesh Magow	/s/Hyder Aboobakar
Director	Director

The notes on pages 27 to 102 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Amounts in USD thousands, except per share data)

	Note	For the year ended March 31
		2018	2019	2020
Revenue
Air ticketing		167,391	166,714	174,361
Hotels and packages		439,963	237,524	235,814
Bus ticketing		50,932	53,745	65,009
Other revenue	12	16,970	28,028	36,345
Total revenue		675,256	486,011	511,529
Other income	13	435	220	1,063
Service cost
Procurement cost of hotels and packages services		169,347	160,824	141,404
Other cost of providing services		6,530	12,588	12,916
Personnel expenses	14	114,157	113,567	129,836
Marketing and sales promotion expenses		451,818	192,080	166,603
Other operating expenses	15	120,566	133,295	185,401
Depreciation, amortization and impairment	16	32,712	26,817	33,682
Impairment of goodwill	20	-	-	272,160
Result from operating activities		(219,439)	(152,940)	(429,410)

Finance income	17	5,189	6,459	3,362
Finance costs	17	3,901	11,329	21,433
Net finance income (costs)		1,288	(4,870)	(18,071)
Impairment in respect of an equity-accounted investee	9	-	(9,926)	-
Share of loss of equity-accounted investees	9	(1,998)	(887)	(65)
Loss before tax		(220,149)	(168,623)	(447,546)
Income tax benefit (expense)	18	(91)	740	29
Loss for the year		(220,240)	(167,883)	(447,517)

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability		(422)	(585)	(346)
Equity instruments at FVOCI - net change in fair value		-	(508)	(1,979)
		(422)	(1,093)	(2,325)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(1,915)	(72,919)	(73,252)
Net change in fair value of available-for-sale financial assets		2,280	-	-
		365	(72,919)	(73,252)
Other comprehensive income for the year, net of tax		(57)	(74,012)	(75,577)
Total comprehensive income for the year		(220,297)	(241,895)	(523,094)

Profit (loss) attributable to:
Owners of the Company		(218,412)	(167,759)	(447,781)
Non-controlling interests		(1,828)	(124)	264
Loss for the year		(220,240)	(167,883)	(447,517)

Total comprehensive income attributable to:
Owners of the Company		(218,450)	(241,759)	(523,048)
Non-controlling interests		(1,847)	(136)	(46)
Total comprehensive income for the year		(220,297)	(241,895)	(523,094)

Loss per share (in USD)
Basic	28	(2.18)	(1.61)	(4.26)
Diluted	28	(2.18)	(1.61)	(4.26)

The notes on pages 27 to 102 form an integral part of these consolidated financial statements

MakeMyTrip Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2017	46	1,607,373	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462
Total comprehensive income for the year
Loss for the year	-	-	-	(218,412)	-	-	(218,412)	(1,828)	(220,240)

Other comprehensive income
Foreign currency translation differences	-	-	-	-	-	(1,896)	(1,896)	(19)	(1,915)
Net change in fair value of available-for-sale financial assets	-	-	2,280	-	-	-	2,280	-	2,280
Remeasurement of defined benefit (asset) liability	-	-	-	(422)	-	-	(422)	-	(422)
Total other comprehensive income	-	-	2,280	(422)	-	(1,896)	(38)	(19)	(57)
Total comprehensive income for the year	-	-	2,280	(218,834)	-	(1,896)	(218,450)	(1,847)	(220,297)

Transactions with owners, recorded directly in equity Contributions by owners
Share based payment	-	-	-	-	44,874	-	44,874	(14)	44,860
Issue of ordinary shares on exercise of share based awards	1	27,462	-	-	(27,417)	-	46	-	46
Transfer to accumulated deficit on expiry of share based awards	-	-	-	63	(63)	-	-	-	-
Issue of ordinary shares in placement offering	5	325,856	-	-	-	-	325,861	-	325,861
Total contributions by owners	6	353,318	-	63	17,394	-	370,781	(14)	370,767

Changes in ownership interests in subsidiaries that do not result in a loss of control
Contribution by non-controlling interests	-	-	-	1,502	-	-	1,502	1,498	3,000
Total changes in ownership interest in subsidiaries	-	-	-	1,502	-	-	1,502	1,498	3,000
Total transactions with owners	6	353,318	-	1,565	17,394	-	372,283	1,484	373,767
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932

The notes on pages 27 to 102 form an integral part of these consolidated financial statements

MakeMyTrip Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932
Adjustment on initial application of IFRS 9 (net of tax)	-	-	(2,090)	2,090	-	-	-	-	-
Adjusted balance as at April 1, 2018	52	1,960,691	1,142	(513,760)	78,804	31,705	1,558,634	298	1,558,932

Total comprehensive income for the year
Loss for the year	-	-	-	(167,759)	-	-	(167,759)	(124)	(167,883)

Other comprehensive income
Foreign currency translation differences	-	-	-	-	-	(72,907)	(72,907)	(12)	(72,919)
Equity instruments at FVOCI - net change in fair value	-	-	(508)	-	-	-	(508)	-	(508)
Remeasurement of defined benefit (asset) liability	-	-	-	(585)	-	-	(585)	-	(585)
Total other comprehensive income	-	-	(508)	(585)	-	(72,907)	(74,000)	(12)	(74,012)
Total comprehensive income for the year	-	-	(508)	(168,344)	-	(72,907)	(241,759)	(136)	(241,895)

Transactions with owners, recorded directly in equity Contributions by owners
Share-based payment	-	-	-	-	40,002	-	40,002	31	40,033
Issue of ordinary shares on exercise of share based awards	-	16,627	-	-	(16,329)	-	298	-	298
Transfer to accumulated deficit on expiry of share based awards	-	-	-	50	(50)	-	-	-	-
Total contributions by owners	-	16,627	-	50	23,623	-	40,300	31	40,331
Balance as at March 31, 2019	52	1,977,318	634	(682,054)	102,427	(41,202)	1,357,175	193	1,357,368

The notes on pages 27 to 102 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at 1 April, 2019	52	1,977,318	634	(682,054)	102,427	(41,202)	1,357,175	193	1,357,368

Total comprehensive income for the year
Profit (loss) for the year	-	-	-	(447,781)	-	-	(447,781)	264	(447,517)

Other comprehensive income
Foreign currency translation differences	-	-	-	-	-	(72,964)	(72,964)	(288)	(73,252)
Equity instruments at FVOCI - net change in fair value	-	-	(1,979)	-	-	-	(1,979)	-	(1,979)
Remeasurement of defined benefit (asset) liability	-	-	-	(324)	-	-	(324)	(22)	(346)
Total other comprehensive income	-	-	(1,979)	(324)	-	(72,964)	(75,267)	(310)	(75,577)
Total comprehensive income for the year	-	-	(1,979)	(448,105)	-	(72,964)	(523,048)	(46)	(523,094)

Transactions with owners, recorded directly in equity Contributions by owners
Share -based payment	-	-	-	-	41,648	-	41,648	-	41,648
Issue of ordinary shares on exercise of share based awards	-	8,237	-	-	(8,237)	-	-	-	-
Transfer to accumulated deficit on expiry of share based awards	-	-	-	290	(100)	-	190	(190)	-
Total contributions by owners	-	8,237	-	290	33,311	-	41,838	(190)	41,648

Changes in ownership interests in subsidiaries that do not result in a loss of control
Financial liability for acquisition of non-controlling interest	-	-	-	(14,550)	-	-	(14,550)	-	(14,550)
Acquisition of non-controlling interest	-	-	-	(3,178)	-	-	(3,178)	-	(3,178)
Acquisition of subsidiary with non-controlling interest	-	-	-	-	-	-	-	4,098	4,098
Total changes in ownership interest in subsidiaries	-	-	-	(17,728)	-	-	(17,728)	4,098	(13,630)
Total transactions with owners	-	8,237	-	(17,438)	33,311	-	24,110	3,908	28,018

Balance as at M arch 31, 2020	52	1,985,555	(1,345)	(1,147,597)	135,738	(114,166)	858,237	4,055	862,292

The notes on pages 27 to 102 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

MakeMyTrip Limited

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in USD thousands)

	For the year ended March 31
	2018	2019	2020
Cash flows from operating activities
Loss for the year	(220,240)	(167,883)	(447,517)
Adjustments for:
Depreciation	4,357	3,895	9,347
Amortisation	25,481	22,922	24,335
Impairment of intangible assets	2,874	-	-
Impairment of goodwill	-	-	272,160
Provision for litigations	-	-	30,800
Impairment in respect of an equity accounted investee	-	9,926	-
Net (gain) loss on disposal of property, plant and equipment	70	(53)	19
Profit on disposal of equity accounted investee	-	-	(700)
Intangible assets written off	356	-	-
Net finance costs (income)	(1,288)	4,870	18,071
Share of loss of equity-accounted investees	1,998	887	65
Share based payment	44,860	40,033	41,631
Income tax expense (benefit)	91	(740)	(29)
Change in inventories	(317)	(30)	560
Change in trade and other receivables and contract assets	(23,228)	1,129	(1,974)
Change in other assets	(25,263)	9,061	15,531
Change in trade and other payables, deferred revenue and contract liabilities	60,410	3,454	(82,108)
Change in employee benefits	366	659	1,504
Change in other liabilities	9,206	1,766	14,341
Income tax paid, net	(5,211)	(8,823)	(8,769)
Net cash used in operating activities	(125,478)	(78,927)	(112,733)

Cash flows from investing activities
Interest received	3,048	5,487	4,327
Proceeds from sale of property, plant and equipment	335	162	120
Redemption of term deposits	115,058	205,448	124,076
Investment in term deposits	(221,639)	(137,233)	(27,999)
Acquisition of property, plant and equipment	(4,258)	(3,456)	(3,538)
Acquisition of subsidiary, net of cash acquired (refer note 8)	-	(11,251)	(14,630)
Proceeds from settlement of entitlement from related party	-	17,101	-
Proceeds from sale of assets held for sale	302	-	-
Acquisition of other investment	(99)	-	-
Proceeds on disposal of equity accounted investee	-	-	700
Acquisition of intangible assets	(7,837)	(6,247)	(9,223)
Net cash generated (used in) from investing activities	(115,090)	70,011	73,833

Cash flows from financing activities
Proceeds from issue of share capital in placement offering	330,000	-	-
Direct cost for issue of shares in placement offering	(4,139)	-	-
Proceeds from issuance of shares on exercise of share based awards	46	298	*
Proceeds from bank loans (refer note 29)	281	336	702
Contribution by (acquisition of) non-controlling interests	3,000	-	(3,178)
Repayment of bank loans (refer note 29)	(377)	(239)	(316)
Payment of lease liabilities (refer note 29)	-	-	(6,212)
Interest paid	(912)	(730)	(1,984)
Net cash generated from (used in) financing activities	327,899	(335)	(10,988)

Increase (Decrease) in cash and cash equivalents	87,331	(9,251)	(49,888)
Cash and cash equivalents at beginning of the year	101,704	187,647	177,990
Effect of exchange rate fluctuations on cash held	(1,388)	(406)	1,779
Cash and cash equivalents at end of the year	187,647	177,990	129,881

* less than 1

The notes on pages 27 to 102 form an integral part of these consolidated financial statements

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions through the subsidiaries in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels.

The Company is a public limited company incorporated and domiciled in Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Ltd., Les Cascades Building, 33, Edith Cavell Street, Port Louis, Republic of Mauritius. The Company’s ordinary shares representing equity shares are listed on the Nasdaq Stock Exchange.

2)	BASIS OF ACCOUNTING

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in compliance with the requirements of the Mauritius Companies Act. Accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise (also refer note 4).

This is the first set of the Group’s consolidated financial statements in which IFRS 16 Leases have been applied. Changes to significant accounting policies are described in Note 4.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on September 4, 2020.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items:

▪

equity securities at Fair Value through Other Comprehensive Income (FVOCI), Financial assets at Fair Value Through Profit or Loss (FVTPL) (March 31, 2018: available-for-sale financial assets measured at fair value) and Financial liabilities at Fair Value Through Profit or Loss (FVTPL); and

▪	net defined benefit (asset) liability measured at fair value of plan assets less the present value of the defined benefit obligation.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD), which is the Parent Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency for subsidiaries is the currency of the primary economic environment in which each subsidiary operates and is normally the currency in which each subsidiary primarily generates and expends cash.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING - (Continued)

(d)	Use of Estimates and Judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements are as follows:

•	Note 3(d),10, 25, 30 and 31	Equity securities at FVOCI, Financial assets at FVTPL (March 31, 2018: available -for-sale financial assets measured at fair value) and Financial liabilities at FVTPL
•	Note 3(e) and 19	Property, plant and equipment
•	Note 3(f), 3(i) and 20	Useful life of intangible assets and impairment test of intangible assets and goodwill
•	Note 3(j) and 32	Employee benefit plans
•	Note 3(l) and 3(m)	Loyalty programs
•	Note 3(p),18 and 21	Income taxes
•	Note 3(k) and 35	Provisions and contingent liabilities
•	Note 3(j) and 33	Share based payment
•	Note 3(b) and 8	Acquisition of subsidiary: fair value of consideration transferred and fair value of assets acquired and liabilities assumed
•	Note 3(i) and 36	Measurement of Expected Credit Loss (ECL) allowance for trade receivables and contract assets: key assumptions in determining the weighted‑average loss rate

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(d) and 10	Equity securities at FVOCI (March 31, 2018: available-for-sale financial assets measured at fair value)
•	Note 3(i) and 20	Impairment test : key assumptions used in discounted cash flow projections
•	Note 3(j) and 32	Measurement of defined benefit obligations : key actuarial assumptions
•	Note 3(k) and 35	Provisions and contingent liabilities

Estimation uncertainty relating to COVID-19 pandemic

In December 2019, a novel strain of coronavirus, COVID-19, was first detected in Wuhan, China, and has since spread to other regions, including India, Europe and the United States. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic (the "COVID-19 pandemic"). In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. These government mandates have forced many of the customers on whom the Group’s business relies, including hotels and airlines, to curtail drastically their service offerings or to cease operations entirely. Towards the end of March 2020, Government of India imposed nation-wide lockdown and travel restrictions, which have been gradually easing since end of May 2020 only.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING - (Continued)

Estimation uncertainty relating to COVID-19 pandemic – (Continued)

During the fourth quarter of financial year 2019-20, we have experienced, and expect to continue to experience, a significant decline in travel demand resulting in significant customer cancellations and refund requests and reduced new orders relating to international and domestic travel and lodging. In March 2020, supply of domestic transportation tickets and international air tickets also has dropped significantly in response to comprehensive containment measures in India and other international regions. We have been affirmatively facilitating our customers in their cancellations and refund requests and working with our travel suppliers to prepare for difficult market conditions.

The COVID-19 pandemic and the resulting economic conditions and government orders have resulted in an unprecedented decline in travel activities and consumer demand for related services. The Group’s financial results and prospects are almost entirely dependent on the sale of such travel services.

The extent of the effects of the COVID-19 pandemic on the Group’s business, results of operations, cash flows and growth prospects are highly uncertain and will ultimately depend on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic and its impact on the travel industries and consumer spending more broadly. Even if economic and operating conditions for the Group’s business improve, the Group cannot predict the long-term effects of the pandemic on its business or the travel industries as a whole.

Management believes that the estimates used in the preparation of these consolidated financial statements are reasonable, and management has made assumptions about the possible effects of the COVID-19 pandemic on critical and significant accounting estimates. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates. Any changes in estimates are adjusted prospectively in the Group’s consolidated financial statements.

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except as mentioned otherwise (also refer note 4).

(a)	Basis of Consolidation

i)	Subsidiaries

The Group consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Entities are consolidated from the date on which control commences until the date on which control ceases.

ii)	Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(a)	Basis of Consolidation- (Continued)

(ii)	Investment in Associates (Equity Accounted Investees) - (Continued)

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date on which significant influence commences until the date on which significant influence ceases.

iii)	Non-controlling Interests

Non-controlling interests are measured initially at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Change in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of contingent consideration and deferred consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Foreign Currency

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date.  The foreign currency gains or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on investment in equity securities designated at FVOCI (March 31, 2018: available-for-sale equity investments), (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ii)	Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

(d)	Financial Instruments

i)	Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)	Financial Instruments - (Continued)

ii)	Classification and subsequent measurement

Financial assets – Policy applicable from April 1, 2018

On initial recognition, a financial asset is classified as measured at: amortised cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (OCI). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from April 1, 2018

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)	Financial Instruments - (Continued)

ii)	Classification and subsequent measurement - (Continued)

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from April 1, 2018 - (Continued)

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable-rate features;
•	prepayment and extension features; and
•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses: Policy applicable from April 1, 2018

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)	Financial Instruments - (Continued)

ii)	Classification and subsequent measurement - (Continued)

Financial assets – Policy applicable before April 1, 2018

The Group classified its financial assets into one of the following categories:

•	loans and receivables;
•	held to maturity;
•	available for sale; and
•	FVTPL

Subsequent measurement and gains and losses- Policy applicable before April 1, 2018

Financial assets at FVTPL

Measured at fair value and changes therein, including any interest or dividend income, were recognised in profit or loss.

Held-to-maturity financial assets

Measured at amortised cost using the effective interest method.

Loans and receivables

Measured at amortised cost using the effective interest method.

Available-for-sale financial assets

Measured at fair value and changes therein, other than impairment losses, interest income and foreign currency differences on debt instruments, were recognised in OCI and accumulated in the fair value reserve. When these assets were derecognised, the gain or loss accumulated in equity was reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)	Financial Instruments - (Continued)

iii)	Derecognition

Financial assets

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

iv)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

v)	Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of tax effects.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)	Financial Instruments - (Continued)

v)	Share Capital- (Continued)

Class B Convertible Ordinary Shares- (Continued)

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity, net of tax effects.

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

(e)	Property, Plant and Equipment

i)	Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost includes the purchase price and expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the consolidated statement of profit or loss and other comprehensive income.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed as capital work in progress under property, plant and equipment.

Items of property, plant and equipment acquired in a business combination are measured at fair value as at the date of acquisition.

ii)	Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(e)	Property, Plant and Equipment - (Continued)

iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated.

The estimated useful lives of assets are as follows:

• Computers	3-6 years
• Furniture and fixtures	5-6 years
• Office equipment	1-7 years
• Motor vehicles	3-7 years
• Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(f)	Intangible Assets and Goodwill

i)	Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)	Technology related Development Cost

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(f)	Intangible Assets and Goodwill- (Continued)

ii)	Technology related Development Cost - (Continued)

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

iii)	Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets including customer relationship, brand/trade mark, non-compete term acquired in a business combination.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, these intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

iv)	Subsequent Expenditure

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)	Amortization

Amortization of assets, other than goodwill, is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives are as follows:

• Technology related development costs	2-5 years
• Software	3-5 years
• Customer – related intangible assets (Customer Relationship)	7-10 years
• Contract – related intangible assets (Non-Compete)	5-6 years
• Marketing – related intangible assets (Brand / Trade Mark)	7-10 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(g)	Assets Held for Sale

Non-current assets that are expected to be recovered primarily through sale rather than continuing use are classified as held for sale. Immediately before classification as held for sale, the assets are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets are remeasured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

Subsequently, if the criteria for held for sale is no longer met, the Group ceases to classify the asset as held for sale. The Group then measures such assets at the lower of:

(a)

its carrying amount before the asset was classified as held for sale adjusted for any depreciation, or   revaluations that would have been recognised had the asset not been classified as held for sale; and

(b)	its recoverable amount at the date of the subsequent decision not to sell.

The Group includes any required adjustment to the carrying amount of  non-current asset that ceases to be classified as held for sale in profit or loss in the period in which the criteria is no longer met. The Group presents that adjustment in the same caption in the statement of comprehensive income used to present a gain or loss, if any at the time of initial recognition.

(h)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(i)	Impairment

i)	Non-derivative financial assets - Policy applicable from April 1, 2018

Financial instruments and contract assets

The Group recognises loss allowances for ECLs on:

•	financial assets measured at amortised cost;
•	debt investments measured at FVOCI; and
•	contract assets.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Group has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(i)	Impairment - (Continued)

i)	Non-derivative financial assets - Policy applicable from April 1, 2018- (Continued)

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
•	the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognised in OCI.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Group makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(i)	Impairment - (Continued)

ii)	Non-derivative financial assets - Policy applicable before April 1, 2018

A financial asset not carried at fair value through profit or loss, including an interest in equity accounted investee, is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

An impairment loss in respect of an equity-accounted is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognised in profit or loss, and is reversed if there has been a favorable change in estimates used to determine the recoverable amount.

iii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(i)	Impairment - (Continued)

iii)	Non-financial assets - (Continued)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(j)	Employee Benefits

i)	Defined Contribution Plans

Obligations for contributions to defined contribution plans are recognized as personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)	Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed half yearly by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(j)	Employee Benefits - (Continued)

ii)	Defined Benefit Plans - (Continued)

recognised immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

iii)	Other Long-term Employee Benefits

Benefits under the Group’s compensated absences policy constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

iv)	Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(j)	Employee Benefits - (Continued)

vi)	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits/when the Group recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

(k)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

A provision for onerous contract is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(l)	Revenue from contracts with customers- Policy applicable from April 1, 2018

The Group has initially applied IFRS 15 from April 1, 2018. Information about the Group’s accounting policies relating to revenue from contracts with customers is provided below.

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss upon transfer of control of promised services to customers in an amount that reflects the consideration the Group expects to receive in exchange for those services. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check-in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both the traveler and travel supplier to be its customers.

Income from the sale of airline tickets including commission earned is recognized as an agent on a net basis when the traveler books the airline ticket as the performance obligation is satisfied by the Group on issuance of an airline ticket to the traveler.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(l)	Revenue from contracts with customers- Policy applicable from April 1, 2018 - (Continued)

Where the Group has procured in advance coupons of airline tickets for an anticipated future demand from travelers and assumes the risk of not utilising the coupons, income from the sale of such airline tickets is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the performance obligation is satisfied by the Group on the date of check-in by the traveler.

Where the Group has pre-booked the hotel room nights for an anticipated future demand from the traveler and assumes the risk of not utilising the available hotel room nights, income from the sale of such hotel room nights is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from tours and packages, including income on airline tickets sold to the travelers as a part of tours and packages is accounted on gross basis as the Group controls the services before such services are transferred to the traveler.

Income from hotels and packages also includes amounts received from hotel suppliers against online promotions of hotels brands on our website.

Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees earned from the traveler is recognized on a net basis as an agent on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Revenue relating to contracts with travel suppliers which include incentive payments are accounted for as variable consideration when the amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Income from other sources of the Group, primarily comprising advertising revenue, fees for facilitating access its internet based platforms to travel insurance companies and brand alliance fees is being recognized as the services are being performed as per the terms of the contracts with respective supplier. Payments from these parties are generally due within 60 days of invoicing.

Income from rail tickets reservation is recognized as an agent on a net commission earned basis on the date of journey as the performance obligation is satisfied by the Group on the date of journey by the traveler.

Income from sale of airline tickets, hotel reservations, bus ticketing and rail ticketing is recorded on net basis (i.e., the amount billed to a traveler less amount paid to a supplier), except for certain category of transactions as discussed above, as the supplier is primarily responsible for providing the underlying travel services and the Group does not control the service provided by the supplier to the traveler.

The Group provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. The amount allocated to the loyalty program is deferred, and is recognised as revenue when loyalty points are redeemed or expire.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(l)	Revenue from contracts with customers- Policy applicable from April 1, 2018 - (Continued)

Revenue is recognized net of cancellations, refunds, discounts, incentives and taxes. However, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the Group on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages, hotel reservations and bus ticketing is recognized on the customer’s departure, check-in date and date of journey respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

Significant judgements

Contracts with travel suppliers can include incentive payments which are estimated at inception and are adjusted at the end of each reporting period as additional information becomes available only to the extent that it is probable that a significant reversal of any incremental revenue will not occur. Determining the amount of such incentives from travel suppliers requires judgement.

Under its customer loyalty programs, the Group allocates a portion of the consideration received to loyalty points that are redeemable against any future purchases of the Group’s services. This allocation is based on the relative stand-alone selling prices. Judgment is required to determine the standalone selling price for each distinct performance obligation.

Recognition of revenue from travel suppliers on gross/net basis requires judgement basis the underlying travel services provided.

Revenue - Policy applicable before April 1, 2018

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both travellers and travel suppliers to be its customers.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer.

Where the Group has procured in advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis.

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(l)	Revenue from contracts with customers- Policy applicable from April 1, 2018 - (Continued)

Revenue - Policy applicable before April 1, 2018- (Continued)

Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Performance linked incentives from hotels are recognized as income on achievement of performance obligations.

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel vendors against online promotions of hotels brands on our website.

Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees from customers is recognized on a net basis as an agent on the date of journey as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Income from other sources, primarily comprising advertising revenue, income from rail tickets reservation and fees for facilitating website access to a travel insurance company is being recognized as the services are being performed. Income from rail tickets reservation is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes.  In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the Group on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

The Group provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale when such loyalty programs are offered as concessional offers. The amount allocated to such loyalty programme is deferred, and is recognized as revenue when the Group fulfils its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

Further, when loyalty programmes are run as part of the Group’s customer inducement / acquisition activities with the intent of acquiring customers and promoting transactions across various booking platforms, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense instead of as deferral of revenue.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(m)	Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include advertising on websites, television, print formats, search engine marketing, and any other media cost. Additionally, the Group also incurs customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred were recorded as marketing and sales promotion costs before April 1, 2018. Post adoption of IFRS 15 from April 1, 2018, such customer inducement costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, when incurred are recorded as a reduction/deferral of revenue. In addition, when the discount and other incentives offered to the traveler are higher than the income earned from the customers, the excess (i.e., the discount/incentive given to a traveler less income earned from the customers) on an individual transaction basis is classified under marketing and sales promotion expenses.

(n)	Leases

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The effect of initially applying IFRS 16 is described in note 4.

Policy applicable from April 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

This policy is applied to contracts entered into, on or after April 1, 2019.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(n)	Leases - (Continued)

Policy applicable from April 1, 2019 - (Continued)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.

Policy applicable before April 1, 2019

i)	Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between finance expense and reduction of the outstanding liability.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(n)	Leases - (Continued)

Policy applicable before April 1, 2019 - (Continued)

ii)	Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(o)	Finance Income and Costs

Finance income comprises interest income on funds invested, foreign currency gains (net) and change in financial liability.

Finance costs comprise interest expense on borrowings, foreign currency losses (net), change in financial liability, impairment losses recognized on financial assets, including trade and other receivables and cost related to public offerings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Interest income and cost is recognized as it accrues in profit or loss, using the effective interest method.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or
•	the amortised cost of the financial liability.

Foreign currency gains and losses are reported on a net basis.

(p)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(n)	Income Taxes - (Continued)

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

(q)	Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares).

(r)	Operating Segments

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing.  In addition, the Group has made relevant entity-wide disclosures (refer note 7).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in except where the Group has pre-booked the hotel room nights for an anticipated future demand from the travelers and assumes the risk of not utilising the available hotel room nights, income from the sale of such hotel room nights is accounted on gross basis.Segment revenue of air ticketing segment is measured on a net basis except where the Group has procured in advance coupons of airline tickets for an anticipated future demand from travelers and assumes

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(r)	Operating Segments - (Continued)

the risk of not utilising the coupons, income from the sale of such airline tickets is accounted on gross basis. Segment revenue of bus ticketing segment is measured on a net basis as an agent on the date of journey.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers and other cost of providing services. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/common expenses. For the purposes of the CODM review, the measure of segment revenue defined as “Adjusted Margin” (which includes adding back certain customer inducement costs reported as a reduction of revenue) as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, contract assets, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, contract liabilities, employee benefits, accrued expenses, deferred revenue, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(s)	New Accounting Standards and Interpretations Not Yet Adopted

Amendment to IFRS 3 Business Combinations:

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. The Group does not expect the amendment to have any material impact on its evaluation of materiality in relation to its financial statements.

4)	CHANGE IN SIGNIFICANT ACCOUNTING POLICIES

The Group has initially adopted IFRS 16 Leases from April 1, 2019. A number of other new standards are also effective from April 1, 2019 but they do not have a material effect on the Group's consolidated financial statements.

IFRS 16 sets out principles for the recognition, measurement, presentation and disclosure of leases and introduced a single, on-balance sheet approach accounting model for lessees. As a result, the Group, as a lessee, has recognised right-to-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. This standard replaces IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)	CHANGE IN SIGNIFICANT ACCOUNTING POLICIES - (Continued)

The Group has applied IFRS 16 using the modified retrospective approach. Accordingly, the comparative information has not been restated and continues to be reported under IAS 17, IFRIC 4 and other related interpretations.

The details of changes in accounting policies are described below:

A.	Definition of lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under IFRIC 4.The Group now assesses whether a contract is or contains a lease based on new definition of a lease. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after April 1, 2019.

B.	As a lessee

The Group leases a number of properties for offices and such leases were previously classified as operating lease based on Group's assessment of whether the lease transferred substantially all the risks and rewards of ownership. Under IFRS 16 the Group recognises right-of-use assets and lease liabilities for most of the leases, including leases of low value assets.

For leases of properties in which Group is a lessee, the Group has elected not to separate non-lease components and will instead account for the lease and non-lease components as a single lease component.

Leases classified as operating leases under IAS 17

On transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of remaining lease payments, discounted at Group’s incremental borrowing rate as at April 1, 2019. Right-of-use asset were measured at an amount equal to lease liability, adjusted by the amount of any prepaid or accrued lease payments – the Group applied this method to all its leases.

The Group has tested its right-of-use assets for impairment on the date of transition and has concluded that there is no indication that the right-of-use assets are impaired.

The Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating lease under IAS 17.

- used hindsight when determining the lease term if the contract contains options to extend or terminate the  lease.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)	CHANGE IN SIGNIFICANT ACCOUNTING POLICIES - (Continued)

C.	Impacts on financial statements

i)	Impacts on transition

On transition to IFRS 16, the Group recognised additional right-of-use assets and additional lease liabilities. The impact of transition is summarised below:

Impact of adopting IFRS 16 on opening balances	April 1, 2019
Right-of-use assets presented in property, plant and equipment- buildings (right-of-use) (net off deferred rent liabilities of USD 2,195 and inclusive of prepaid lease rentals of USD 2,312)	24,994
Lease liabilities	24,877

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental rate of borrowing rate as at April 1, 2019. The weighted average rate applied is 10.35% p.a.`

Particulars	Amount
Operating lease commitments as at March 31, 2019 as disclosed in Group's consolidated financial statements	38,313
Operating lease commitments as at March 31, 2019 discounted using the incremental borrowing rate as at April 1, 2019 recognised as lease liabilities	24,877

5)	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the Group's Audit committee.

When measuring the fair value of an asset or a liability, the Group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

- Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability,  either directly (i.e. as prices) or indirectly (i.e. derived from prices).

- Level 3: Inputs for the assets or liability that are not based on observable market data (Unobservable Inputs).

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

5)	DETERMINATION OF FAIR VALUES – (Continued)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire valuation.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a)	Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is the estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)	Intangible Assets

The fair value of trademark and brand names acquired in business combinations is based on the discounted estimated royalty payments that are expected to be avoided as a result of the trademark / brand names being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in business combinations is determined using the replacement cost method and/or relief from royalty method. The fair value of favorable lease term acquired in a business combination is determined by comparison of the terms of an acquiree’s leases with the market terms of leases of the same or similar items at the acquisition date.

c)	Non-Derivative Financial Liabilities

Fair value is calculated based on the present value of the future principal and interest cash flows, discounted using a risk-adjusted discount rate.

d)	Share Based Payment Transactions

The fair value of restricted stock units given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. Service and non- market performance conditions attached to the arrangements were not taken into account in measuring fair value.

e)	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

5)	DETERMINATION OF FAIR VALUES – (Continued)

f)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

g)	Financial assets classified as measured at FVTPL (March 31, 2018: Available for Sale financial asset)

The fair value of the entitlement on future proceeds from sale of stake acquired in a business combination has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend. Further, fair value of the right to receive equity stake in a travel entity acquired in a business combination has been determined based on revenue multiple for comparative companies.

6)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken bank guarantees, bank overdraft facility, and other facilities against them.

Management expect that the outbreak of the COVID-19 pandemic will have material and adverse impacts on the Group’s cash flow for the first half of 2020 with potential continuing impacts on subsequent periods. However, based on the liquidity assessment, management believe that the Group has sufficient cash to meet anticipated cash needs, including cash needs for working capital for the foreseeable future.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	FINANCIAL RISK MANAGEMENT – (CONTINUED)

Credit Risk – (Continued)

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) providers. The Group has not experienced any significant default in recovery from such customers. Trade receivables have been valued after making provision for allowances based on factors like ageing, historical pattern of credit loss, likelihood of increased credit risk considering impact of the COVID–19 pandemic, expected realizability and nature of customers.

Additionally, the Group places its cash and cash equivalents (except cash in hand) and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rate and interest rate will affect the Group’s income or the value of its holdings of financial instruments.

Foreign Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily Indian Rupees (INR) and USD. The currencies in which these transactions are primarily denominated are INR and USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings, proceeds from the issuance of  convertible notes and overdraft facility with banks. The interest rates on the overdraft facility availed by the subsidiaries of the parent company are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk. The Group’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the Group to significant interest rate risk.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s leadership team comprising of Group Executive Chairman, Group Chief Executive Officer, Group Chief Financial Officer, Chief Operating Officer, Chief Marketing Officer and Group Chief Technology Officer along with business leaders from different LoBs, review internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue from each LoB is reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1.	Air ticketing: Primarily through internet based platforms, provides the facility to book domestic and international air tickets.

2.

Hotels and packages: Through internet based platforms, call-centers and branch offices, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of Company developed tours and packages has been assigned to the hotels and packages segment and is recorded on a gross basis.

3.	Bus ticketing: Primarily through internet based platforms, provides the facility to book domestic and international bus tickets.

Other operations of the Group primarily include income from facilitating access to its internet based platforms to travel insurance companies and other agents, advertisement income from hosting advertisements on its internet websites, fees for technical services from vendors, brand alliance fees, income from sale of rail tickets, and car bookings. These aforesaid operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

The Group has initially applied IFRS 15 at April 1, 2018. Under the transition methods chosen, comparative information has not been restated.

Until March 31, 2018, for internal reporting purposes, bus ticketing segment was included under “All other segments”. Effective April 1, 2018, the Company has changed the composition of its operating segments which has resulted in bus ticketing segment now being reported as one of the reportable segments. Following this change in the composition of its reportable segments, the Company has restated the corresponding items of segment information for earlier periods.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	OPERATING SEGMENTS – (Continued)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Bus ticketing			All other segments**			Total
Particulars	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020	2018	2019	2020
Consolidated revenue	167,391	166,714	174,361	439,963	237,524	235,814	50,932	53,745	65,009	16,970	28,028	36,345	675,256	486,011	511,529
Add: Customer inducement costs recorded as a reduction of revenue*	34,673	68,632	75,779	43,068	274,915	265,706	-	13,950	17,688	-	861	1,985	77,741	358,358	361,158
Less: Service cost**	-	1,193	420	169,347	160,824	141,404	6,530	8,870	7,060	-	58	383	175,877	170,945	149,267
Adjusted Margin	202,064	234,153	249,720	313,684	351,615	360,116	44,402	58,825	75,637	16,970	28,831	37,947	577,120	673,424	723,420
Other income													435	220	1,063
Personnel expenses													(114,157)	(113,567)	(129,836)
Marketing and sales promotion expenses													(451,818)	(192,080)	(166,603)
Customer inducement costs recorded as a reduction of revenue*													(77,741)	(358,358)	(361,158)
Certain loyalty program costs related to "All other segments"**													-	(2,467)	(5,053)
Other operating expenses													(120,566)	(133,295)	(185,401)
Depreciation, amortization and impairment													(32,712)	(26,817)	(33,682)
Impairment of goodwill													-	-	(272,160)
Finance income													5,189	6,459	3,362
Finance costs													(3,901)	(11,329)	(21,433)
Impairment in respect of an equity-accounted investee													-	(9,926)	-
Share of loss of equity-accounted investees													(1,998)	(887)	(65)
Loss before tax													(220,149)	(168,623)	(447,546)

*For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customers incentives, customer acquisition cost and loyalty programs costs, which are recorded as a reduction of revenue and adding back service cost.

**Certain loyalty program costs excluded from service cost amounting to USD 5,053 (March 31, 2019: 2,467 and March 31, 2018: Nil) for “All other segments”.

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	OPERATING SEGMENTS – (Continued)

Geographical Information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the year ended March 31			As at March 31
Particulars	2018	2019	2020	2019	2020
India	647,077	453,912	490,861	1,110,600	786,770
United States	113	647	536	7	112
South East Asia	10,888	20,145	10,324	5,504	4,876
Europe	6,972	4,811	3,998	-	-
Others	10,206	6,496	5,810	218	520
Total	675,256	486,011	511,529	1,116,329	792,278

* Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets, and other non-current assets (excluding financial assets).

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

8)	BUSINESS COMBINATIONS

a)	Acquisition of Bitla Software Private Limited

On July 25, 2018, the Group through one of its Indian subsidiaries, acquired 100% of the outstanding shares and voting interest of Bitla Software Private Limited (‘Bitla’), a travel technology provider company in India, through a Share Purchase Agreement ("SPA").

Through this acquisition, the Group aims at providing an extensive offering of technology products and solutions for the bus and hotel suppliers ecosystem and to accelerate growth in all of its travel segments and further strengthen the Group's strong market position.

The operations of Bitla have been consolidated in the financial statements of the Group from July 25, 2018. In the year ended March 31, 2019, Bitla contributed revenue of USD 4,208 and loss of USD 1,953 to the Group’s result.

If the acquisition had occurred on April 1, 2018, management estimates that consolidated revenue would have been USD 487,512 and consolidated loss for the year ended March 31, 2019 would have been USD 169,508. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2018.

Consideration transferred
The purchase consideration comprised of the following :
Cash consideration	11,942
Total consideration transferred	11,942

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

8)	BUSINESS COMBINATIONS – (Continued)

a)	Acquisition of Bitla Software Private Limited – (Continued)

Further, an additional payment may be required that can be forfeited due to termination of employment of the promoter and certain employees. This potential additional liability, which is linked to the service period, will be recorded as compensation cost under IAS 19 for future services till July 2020 and does not form part of consideration for acquiring the shares. On August 25, 2019, the Company entered into an amendment to the SPA wherein the additional payment is no longer linked  to the service period without changing the original payout dates. Accordingly, the Group has recorded the entire compensation cost of USD 3,451 associated with this liability during the year ended March 31, 2020 (March 31, 2019: USD 1,844).

Acquisition-related costs

The Group incurred acquisition related costs of USD 46 relating to external legal fees and due diligence cost. These amounts are included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2019.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Bitla were recorded at their fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	49
Intangible assets	6,066
Other non-current assets	22
Current assets and liabilities, net (including cash and cash equivalents of USD 691)	464
Employee benefits	(57)
Deferred tax liabilities	(1,317)
Right to receive equity stake in a travel entity	411
Total identifiable net assets acquired	5,638
Goodwill	6,304
Total purchase price	11,942

The fair value of the current assets acquired includes trade receivables with a fair value of USD 645.

The goodwill was attributable mainly to the skills and technical talent of Bitla’s work force. Goodwill recognized is not expected to be deductible for income tax purposes.

(b)	Acquisition of Quest2Travel.com India Private Limited

On April 30, 2019, the Group through one of its Indian subsidiaries acquired 51% equity interest in Quest2Travel.com India Private Limited ("Q2T"), a corporate travel management company in India. This business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for a cash consideration of USD 14,699 to the existing shareholders for the sale of their shares in Q2T.

Through this acquisition, the Group aims at offering entire workflow of travel procurement to large corporate clients for their end-to-end employee travel needs.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

8)	BUSINESS COMBINATIONS – (Continued)

(b)	Acquisition of Quest2Travel.com India Private Limited – (Continued)

The operations of Q2T have been consolidated in the financial statements of the Group from April 30, 2019. In the year ended March 31, 2020, Q2T contributed revenue of USD 3,715 and profit of USD 539 to the Group’s result.

If the acquisition had occurred on April 1, 2019, management estimates that consolidated revenue would have been USD 511,830 and consolidated loss for the year ended March 31, 2020 would have been USD 447,472. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2019.

Total purchase price of the acquisition, net of USD 69 cash acquired is USD 14,630.

The Company will also acquire the remaining shares of Q2T from the existing shareholders in cash for an estimated additional consideration of USD 14,550, which represents its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period ending 2022. The earn-out will be based on valuation linked to future profitability of Q2T. The financial liability in respect of acquisition of these shares has been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest.

Acquisition-related costs

The Group incurred acquisition related costs of USD 71 relating to external legal fees and due diligence cost. These amounts are included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2020.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Q2T were recorded at their fair value at the date of acquisition.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	1,449
Intangible assets	6,792
Other non-current assets	107
Current assets and liabilities, net (including cash and cash equivalents of USD 69)	2,644
Other non- current liabilities	(738)
Deferred tax liabilities	(1,890)
Total identifiable net assets acquired	8,364
Non-controlling interest	(4,098)
Goodwill	10,433
Total purchase price	14,699

The fair value of the current assets acquired includes trade receivables with a fair value of USD 3,199.

The goodwill was attributable mainly to the skills and technical talent of Q2T’s work force. Goodwill is not expected to be deductible for income tax purposes.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

9)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial associates. The following table analyses, in aggregate the carrying amount of interests and share of loss in these associates.

		As at March 31
Particulars		2019	2020
Carrying amount of interests in associates		5,244	5,363

	For the year ended March 31
Particulars	2018	2019	2020
Company's share of loss in associates	(1,998)	(887)	(65)

a)	HolidayIQ Pte. Ltd. (HolidayIQ)

In July 2015, the Company acquired approximately 30% stake in HolidayIQ which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. Due to continuing losses being incurred in the operations of HolidayIQ along with absence of liquidity to support future operations, during the year ended March 31, 2019, the Company recognised an impairment loss of USD 9,926, representing the carrying amount of its investment as at March 31, 2019 in HolidayIQ. During the year, the Company has disposed off this investment for a cash consideration of USD 700 and recorded the gain in statement of profit or loss.

10)	OTHER INVESTMENTS

	As at March 31
Particulars	2019	2020
Investment in equity and other securities	5,662	3,683
Total	5,662	3,683

These investments have been classified at Fair Value through Other Comprehensive Income (FVOCI) and amortised cost.

The Group’s exposure to risks and fair value measurement is disclosed in note 6 and 36.

11)	REVENUE

The Group’s operations and main revenue streams are described in the last and these consolidated financial statements. The nature and effects of initially applying IFRS 15 on the Group’s consolidated financial statements are disclosed in note 3.

A.	Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other factors (refer note 7).

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

11)	REVENUE – (Continued)

B.	Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As at March 31
	2019	2020
Receivables, which are included in ‘Trade and other receivables’	46,818	46,814
Contract assets	313	-
Contract liabilities	70,335	34,912
Non-current	84	1,548
Current	70,251	33,364
Total contract liabilities	70,335	34,912

Contract assets primarily relate to the Group’s rights to consideration from travel suppliers in exchange for services that the Company has transferred to the traveler when that right is conditional on the Company’s future performance. The contract assets are transferred to receivables when the rights to consideration become unconditional. This usually occurs when the Group issues an invoice to the travel suppliers.

Changes in contract assets are as follows:

	As at March 31
	2019	2020
Balance at the beginning of the year	221	313
Revenue recognised during the year	313	-
Invoices raised during the year	(206)	(307)
Translation exchange difference	(15)	(6)
Balance at the end of the year	313	-

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group's performance obligations which was earlier classified as "advance from customers", and consideration allocated to customer loyalty programs and advance received from Global Distribution System ("GDS") provider for bookings of airline tickets in future which is deferred, and which was earlier classified as deferred revenue.

As at March 31, 2019, USD 63,531 of advance consideration received from customers for travel bookings was reported within contract liabilities, USD 57,612 (March 31, 2019: USD 53,972) of which was applied to revenue and USD 4,283 (March 31, 2019: USD 3,844)  was refunded to customers during the year ended March 31, 2020. As at March 31, 2020, the related balance was USD 30,408.

As at March 31, 2019, USD 6,804 of consideration allocated to customer loyalty programs and advance received from GDS provider for booking of airline tickets in future which is deferred was reported within contract liabilities, USD 5,923 (March 31, 2019: USD 1,226) of which was applied to revenue during the year ended March 31, 2020. As at March 31, 2020, the related balance was USD 4,504.

No information is provided about remaining performance obligations as at March 31, 2020 and March 31, 2019 that have an original expected duration of one year or less, as allowed by IFRS 15.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

12)	OTHER REVENUE

	For the year ended March 31
Particulars	2018	2019	2020
Facilitation fee	14,588	20,410	20,608
Brand alliance fees	-	2,641	621
Advertising revenue	981	781	4,495
Commission on rail reservation	503	700	2,021
Miscellaneous	898	3,496	8,600
Total	16,970	28,028	36,345

13)	OTHER INCOME

	For the year ended March 31
Particulars	2018	2019	2020
Gain on disposal of an equity-accounted investee	-	-	700
Excess provision written back	96	167	363
Net gain on disposal of property, plant and equipment	-	53	-
Others	339	-	-
Total	435	220	1,063

14)	PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2018	2019	2020
Wages, salaries and other employees benefits	62,303	66,358	78,988
Contributions to defined contribution plans	3,055	3,068	3,890
Expenses related to defined benefit plans	868	1,122	1,598
Equity-settled share based payment	44,716	39,745	41,487
Employee welfare expenses	3,215	3,274	3,873
Total	114,157	113,567	129,836

15)	OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2018	2019	2020
Payment gateway and other charges	50,597	56,589	59,241
Outsourcing expenses	26,158	24,335	32,899
Travelling and conveyance	3,105	3,586	4,271
Communication	5,288	5,339	6,525
Repairs and maintenance	5,300	5,303	5,905
Rent	7,701	6,581	-
Legal and professional*EX	7,894	7,975	9,670
Website hosting charges	6,771	11,228	20,165
Provision for litigations	-	-	30,800
Net loss on disposal of property, plant and equipment	70	-	19
Intangible assets written off	356	-	-
Miscellaneous expenses	7,326	12,359	15,906
Total	120,566	133,295	185,401

Notes: * Includes USD 144 towards cost related to share based payment for the year ended March 31, 2020 (March 31, 2019: USD 288 and March 31, 2018: USD 144)

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

16)	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2018	2019	2020
Depreciation*	4,357	3,895	9,347
Amortization	25,481	22,922	24,335
Impairment of intangible assets	2,874	-	-
Total	32,712	26,817	33,682

Notes: * Upon adoption of IFRS 16, the Group has recognised depreciation on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties. (refer note 4,15,17 and 19)

17)	FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2018	2019	2020
Recognized in profit or loss
Interest income on term deposits	4,503	4,876	2,845
Change in fair value of financial asset	-	-	30
Other interest income	686	1,583	487
Finance income	5,189	6,459	3,362
Interest expense on financial liabilities measured at amortised cost	422	299	157
Change in financial liability	-	-	1,421
Net foreign exchange loss	2,386	9,783	13,734
Impairment loss on trade and other receivables	604	816	1,563
Interest expense on lease liabilities*	-	-	2,731
Finance and other charges	489	431	1,827
Finance costs	3,901	11,329	21,433
Net finance income (costs) recognized in profit or loss	1,288	(4,870)	(18,071)

Notes: * Upon adoption of IFRS 16 the Group has recognised depreciation on right-of-use assets and interest on lease liabilities instead of rent expense on leasehold properties. (refer note 4,15,16 and 19)

18)	INCOME TAX BENEFIT (EXPENSE)

Income tax recognised in profit or loss

	For the year ended March 31
Particulars	2018	2019	2020
Current tax expense
Current period	(135)	(60)	(349)
Current tax expense	(135)	(60)	(349)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	(1,231)	7,156	14,844
Change in unrecognized deductible temporary differences	620	(6,385)	(14,700)
Utilization of previously unrecognised tax losses	655	29	159
Utilization of previously recognized tax losses	-	-	75
Deferred tax benefit (expense)	44	800	378

Total	(91)	740	29

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INCOME TAX BENEFIT (EXPENSE) – (Continued)

Income Tax Recognized in Other Comprehensive Income

	For the year ended March 31
	2018			2019			2020
Particulars		Tax			Tax			Tax
		(expense)			(expense)			(expense)
	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax
Foreign currency translation differences on foreign operations	(1,915)	-	(1,915)	(72,919)	-	(72,919)	(73,252)	-	(73,252)
Net change in fair value of available-for-sale financial assets	2,280	-	2,280	-	-	-	-	-	-
Equity instruments at FVOCI - net change in fair value	-	-	-	(508)	-	(508)	(1,979)	-	(1,979)
Remeasurement of defined benefit (asset) liability	(422)	-	(422)	(585)	-	(585)	(346)	-	(346)
Total	(57)	-	(57)	(74,012)	-	(74,012)	(75,577)	-	(75,577)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2018		2019		2020
Loss for the year		(220,240)		(167,883)		(447,517)
Income tax benefit (expense)		(91)		740		29
Loss before tax		(220,149)		(168,623)		(447,546)
Income tax benefit using the Company's domestic tax rate	15.00%	33,020	14.99%	25,285	15.00%	67,130
Effect of tax rates in foreign jurisdictions	13.90%	30,611	13.19%	22,238	2.84%	12,702
Non deductible expenses	0.81%	(1,781)	1.39%	(2,338)	9.52%	(42,601)
Tax exempt income	0.28%	622	0.42%	709	0.09%	383
Reduction in tax rate	-	-	-	-	0.05%	227
Utilization of previously unrecognised tax losses	0.30%	655	0.02%	29	0.04%	159
Utilization of previously recognized tax losses	-	-	-	-	0.02%	75
Current year losses for which no deferred tax asset was recognized	29.00%	(63,833)	23.03%	(38,830)	5.21%	(23,338)
Change in unrecognised temporary differences	0.28%	620	3.79%	(6,385)	3.28%	(14,700)
Others	0.00%	(5)	0.02%	32	0.00%	(8)
		(91)		740		29

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of- use) #	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Capital Work-in- Progress	Total
Cost
Balance as at April 1, 2018	-	-	-	15,438	871	1,935	1,401	6,372	50	26,067
Acquisitions through business combination	-	-	-	32	6	10	1	-	-	49
Reclassification from assets held for sale*	845	509	-	-	-	-	-	-	-	1,354
Additions	-	-	-	2,036	110	149	335	782	41	3,453
Disposals	-	-	-	(644)	(18)	(29)	(155)	(169)	-	(1,015)
Effect of movements in foreign exchange rates	34	20	-	(948)	(52)	(113)	(85)	(402)	(2)	(1,548)
Balance as at March 31, 2019	879	529	-	15,914	917	1,952	1,497	6,583	89	28,360
Transition Impact of IFRS 16 #	-	-	24,994	-	-	-	-	-	-	24,994
Balance as at April 1, 2019	879	529	24,994	15,914	917	1,952	1,497	6,583	89	53,354
Acquisitions through business combination	-	-	945	14	191	93	71	135	-	1,449
Additions #	-	-	3,974	-	-	-	-	-	-	3,974
Additions	-	-	-	1,903	79	319	864	623	5	3,793
Disposals	-	-	-	(1,287)	(15)	(183)	(526)	(100)	-	(2,111)
Effect of movements in foreign exchange rates	(26)	(16)	(1,571)	(1,143)	(79)	(134)	(127)	(499)	(4)	(3,599)
Balance as at March 31, 2020	853	513	28,342	15,401	1,093	2,047	1,779	6,742	90	56,860
Accumulated depreciation
Balance as at April 1, 2018	-	-	-	9,126	257	929	741	1,324	-	12,377
Reclassification to assets held for sale*	-	203	-	-	-	-	-	-	-	203
Depreciation for the year	-	223	-	2,243	153	388	248	640	-	3,895
Disposals	-	-	-	(591)	(7)	(24)	(130)	(154)	-	(906)
Effect of movements in foreign exchange rates	-	13	-	(539)	(13)	(50)	(44)	(75)	-	(708)
Balance as at March 31, 2019	-	439	-	10,239	390	1,243	815	1,735	-	14,861
Balance as at April 1, 2019	-	439	-	10,239	390	1,243	815	1,735	-	14,861
Depreciation for the year	-	60	-	2,349	208	332	331	783	-	4,063
Depreciation for the year (Impact of IFRS 16) #	-	-	5,284	-	-	-	-	-	-	5,284
Disposals	-	-	-	(1,201)	(5)	(168)	(499)	(99)	-	(1,972)
Effect of movements in foreign exchange rates	-	(17)	(272)	(762)	(37)	(83)	(48)	(154)	-	(1,373)
Balance as at March 31, 2020	-	482	5,012	10,625	556	1,324	599	2,265	-	20,863
Carrying amounts
As at April 1, 2018	-	-	-	6,312	614	1,006	660	5,048	50	13,690
As at March 31, 2019	879	90	-	5,675	527	709	682	4,848	89	13,499
As at April 1, 2019 (after impact of IFRS 16) #	879	90	24,994	5,675	527	709	682	4,848	89	38,493
As at March 31, 2020	853	31	23,330	4,776	537	723	1,180	4,477	90	35,997

* During the year ended March 31, 2019, the criteria for held for sale is no longer met, consequently the Company has reclassified the assets held for sale to property, plant and equipment.

# Upon adoption of IFRS 16 the Group has recognised right-of-use assets and lease liabilities and also charged depreciation on these assets.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non- Compete	Brand / Trade Mark	Technology Related Development Cost	Software	Capital Work- in-Progress	Total
Cost
Balance as at April 1, 2018	1,004,354	3,632	470	151,067	51,244	7,092	3,647	1,221,506
Acquisitions through business combination	6,304	3,073	189	706	2,098	-	-	12,370
Additions/Adjustment*	-	-	-	-	5,565	141	559	6,265
Effect of movements in foreign exchange rates	(64,335)	(188)	(7)	(9,100)	(2,789)	(435)	(189)	(77,043)
Balance as at March 31, 2019	946,323	6,517	652	142,673	56,118	6,798	4,017	1,163,098
Balance as at April 1, 2019	946,323	6,517	652	142,673	56,118	6,798	4,017	1,163,098
Acquisitions through business combination	10,433	4,858	287	558	1,089	-	-	17,225
Additions/Adjustment*	-	-	-	-	8,469	363	505	9,337
Disposals	-	-	-	-	(1,635)	(202)	-	(1,837)
Effect of movements in foreign exchange rates	(67,723)	(704)	(40)	(9,506)	(3,881)	(475)	(265)	(82,594)
Balance as at March 31, 2020	889,033	10,671	899	133,725	60,160	6,484	4,257	1,105,229
Accumulated amortization
Balance as at April 1, 2018	9,625	1,277	463	26,857	27,491	5,643	2,633	73,989
Amortization for the year	-	876	21	13,221	8,174	630	-	22,922
Effect of movements in foreign exchange rates	-	(18)	(5)	(983)	(1,213)	(342)	(128)	(2,689)
Balance as at March 31, 2019	9,625	2,135	479	39,095	34,452	5,931	2,505	94,222
Balance as at April 1, 2019	9,625	2,135	479	39,095	34,452	5,931	2,505	94,222
Amortization for the year	-	1,533	63	13,129	9,207	403	-	24,335
Impairment for the year	272,160	-	-	-	-	-	-	272,160
Disposals	-	-	-	-	(1,515)	(205)	-	(1,720)
Effect of movements in foreign exchange rates	-	(154)	(12)	(2,739)	(2,298)	(423)	(132)	(5,758)
Balance as at March 31, 2020	281,785	3,514	530	49,485	39,846	5,706	2,373	383,239
Carrying amounts
As at April 1, 2018	994,729	2,355	7	124,210	23,753	1,449	1,014	1,147,517
As at March 31, 2019	936,698	4,382	173	103,578	21,666	867	1,512	1,068,876
As at April 1, 2019	936,698	4,382	173	103,578	21,666	867	1,512	1,068,876
As at March 31, 2020	607,248	7,157	369	84,240	20,314	778	1,884	721,990

* Represents addition of USD 8,488 (March 31, 2019: USD 6,052)  to capital work-in-progress, adjusted for amounts capitalized out of capital work-in-progress amounting to USD 7,983 (March 31, 2019: USD 5,493)

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU (business operations) representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill has been allocated as follows:

	As at March 31
Particulars	2019	2020
ibibo Group - Go ibibo	782,375	447,712
ibibo Group - redBus	144,390	141,737
Other units without significant goodwill	9,933	17,799
Total	936,698	607,248

a)	ibibo Group - Go ibibo:

During the end of the fourth quarter of 2019-20, the Group experienced a significant decline in its stock price and operating results due to an increased negative impact of the COVID-19 pandemic resulting in the continued weakness in the macroeconomic environment and foreign exchange rates. The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The carrying amount of the CGU was determined to be higher than its recoverable amount and an impairment loss of USD 270,855 recognised during the year ended March 31, 2020 (March 31, 2019: Nil and March 31, 2018: Nil). The impairment loss was fully allocated to goodwill.

The key assumptions used in the estimation of value in use were as follows.

	As at March 31
Particulars	2019	2020
Discount rate (pre-tax)	19.6%	17.4%
Discount rate (post-tax)	15.8%	15.5%
Terminal value growth rate	3.5%	4.5%
Revenue growth rate	17.5 - 21.8%	(59.9)% - 147.1%
EBITDA margin (5 years)	(5.7)% - 43.0%	(25.8)% - 30.4%

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, revenue growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past and the estimated revenue growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use. Future events and changing market

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

20)	INTANGIBLE ASSETS AND GOODWILL – (Continued)

conditions may lead the Group to re-evaluate the assumptions reflected in the current forecast disclosed above, which may result in a need to recognize an additional goodwill impairment charge, which could have a material adverse effect on the Group's results of operations.

Following the impairment loss recognised in this CGU, the recoverable amount was equal to the carrying amount. Therefore, any adverse movement in a key assumption would lead to further impairment.

b)	ibibo Group - redBus

The recoverable amount of this CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used in the estimation of value in use were as follows:

	As at March 31
Particulars	2019	2020
Discount rate (pre-tax)	18.5%	20.1%
Discount rate (post-tax)	15.5%	16.0%
Terminal value growth rate	4.0%	4.0%
Revenue growth rate	19.8% - 45.6%	(24.2)% - 48.6%
EBITDA margin (5 years)	(0.4)% - 16.0%	1.33% - 23.1%

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, revenue growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past and the estimated revenue growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use.

Based on the above, no impairment was identified as of March 31, 2020 and March 31, 2019 as the recoverable value of the CGU exceeded the carrying value. The recoverable amount of the CGU exceeds the carrying amount by approximately 24.1% as of March 31, 2020 (March 31, 2019: 18.0%). An increase of 9.30% (March 31, 2019: 2.22%) in pre-tax discount rate and a decrease of EBITDA as a percentage of revenue by 4.15% (March 31, 2019: 2.15%) shall equate the recoverable amount with the carrying amount of the CGU.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

21)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2019	2020
Deductible temporary differences	34,703	39,963
Minimum alternate tax	644	-
Tax loss carry forwards	196,731	164,590
Total	232,078	204,553

During the year ended March 31, 2018, 2019 and 2020, the Group did not recognize deferred tax assets on tax losses, unabsorbed depreciation and other temporary differences because it is not probable that future taxable profits will be available. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses excluding unabsorbed depreciation in the Indian subsidiaries expire at various dates ranging from 2022 to 2035 except for the tax losses in the Singapore entity amounting to USD 888, which can be carried forward for an indefinite period. Unabsorbed depreciation of USD 27,658 in the Indian subsidiaries can be carried forward for an indefinite period.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2019	2020	2019	2020	2019	2020
Intangible assets	-	-	(30,002)	(20,916)	(30,002)	(20,916)
Trade and other receivables	-	48	-	-	-	48
Employee benefits	-	119	-	-	-	119
Other non-current liabilities	-	5	-	-	-	5
Share based payments	115	228	-	-	115	228
Tax loss carry forwards	29,286	18,739	-	-	29,286	18,739
Deferred tax assets/(liabilities) before set off	29,401	19,139	(30,002)	(20,916)	(601)	(1,777)
Set off	(29,401)	(19,139)	29,401	19,139	-	-
Net deferred tax assets/(liabilities)	-	-	(601)	(1,777)	(601)	(1,777)

Movement in deferred tax assets/(liabilities) during the year

Particulars	Balance as at April 1, 2018	Acquired in business combination	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2019	Acquired in business combination	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as at March 31, 2020
Property, plant and equipment	(390)	-	362	-	28	-	-	-	-	-	-
Intangible assets	(33,675)	(1,688)	3,147	-	2,214	(30,002)	(1,890)	9,110	-	1,866	(20,916)
Trade and other receivables	-	-	-	-	-	-	-	51	-	(3)	48
Employee benefits	-	-	-	-	-	-	-	66	-	53	119
Share based payments	-	-	115	-	-	115	-	241	-	(128)	228
Tax loss carry forwards	33,950	371	(2,824)	-	(2,211)	29,286	-	(9,034)	-	(1,513)	18,739
Other non-current liabilities	-	-	-	-	-	-	-	(56)	-	61	5
Total	(115)	(1,317)	800	-	31	(601)	(1,890)	378	-	336	(1,777)

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

22)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2019	2020
Trade and other receivables, net	46,819	46,814
Due from employees	326	542
Security deposits, net	6,550	8,152
Interest accrued on term deposits	1,767	557
Total	55,462	56,065

Non-current	2,267	2,658
Current	53,195	53,407
Total	55,462	56,065

The trade receivables primarily consist of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in note 6 and 36. Trade and other receivables from related parties are disclosed in note 39.

23)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2019	2020
Cash in hand	93	90
Funds in transit	45,108	4,631
Bank balances	132,789	113,477
Term deposits	-	11,683
Total	177,990	129,881

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end. Funds in transit from related parties are disclosed in note 39.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

24)	TERM DEPOSITS

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 6 and 36.

	As at March 31
Particulars	2019	2020
Term deposits	134,133	38,030
Total	134,133	38,030

Non-current	139	207
Current	133,994	37,823
Total	134,133	38,030

As of March 31, 2020, term deposits with banks include USD 90 (March 31, 2019: USD 90) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2020, term deposits include USD 1,402 (March 31, 2019: USD 1,687) pledged with banks against bank guarantees, bank overdraft facility and other facilities.

25)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2019	2020
Advance to suppliers	67,268	49,565
Prepaid expenses	4,207	3,063
Prepaid lease rentals*	306	-
Other assets#	1,351	800
Total	73,132	53,428

* Upon adoption of IFRS 16, from April 1, 2019 the Group has reclassified prepaid lease rentals to buildings (right-of-use assets). (refer note 4 and 19).

# As at March 31, 2019, includes USD 411 towards right to receive equity stake in a travel entity acquired in business combination (refer note 8 (a))

26)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2019	2020
Prepaid lease rentals*	2,006	-
Prepaid expenses	267	131
Total	2,273	131

* Upon adoption of IFRS 16, from April 1, 2019 the Group has reclassified prepaid lease rentals to buildings (right-of-use assets). (refer note 4 and 19).

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

27)	CAPITAL AND RESERVES

A.	Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars		Share	Share		Share	Share
	Number	capital	premium	Number	capital	premium
Balance as at April 1, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115
Shares issued during the year on	960,418	-	16,627	-	-	-
exercise of share based awards
Balance as at March 31, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115

Balance as at April 1, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115
Shares issued during the year on	312,764	-	8,237	-	-	-
exercise of share based awards
Conversion of class B shares to	2,970,295	1	91,195	(2,970,295)	(1)	(91,195)
ordinary shares
Balance as at March 31, 2020	63,586,903	32	767,635	39,667,911	20	1,217,920

*Par value of USD 0.0005 per share

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including class B shares) outstanding as on that date.

B.	Nature and purpose of reserves

i.	Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Hong Kong, the Netherlands, Thailand, U.A.E, Israel, Peru, Colombia, Indonesia and China subsidiaries.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

27)	CAPITAL AND RESERVES – (Continued)

B.	Nature and purpose of reserves – (Continued)

ii.	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

iii.	Share-based payment reserve

Share-based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

C.	Capital management

Equity share capital and other equity are considered for the purpose of Group’s capital management. The Group’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Group. The capital structure of the Group is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity and operating cash. The Group is not subject to any externally imposed capital requirements.

28)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2018, 2019 and 2020:

	For the year ended March 31
Particulars	2018	2019	2020
Loss attributable to ordinary shareholders (including Class B shareholders)	(218,412)	(167,759)	(447,781)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	100,394,080	103,989,421	105,190,507
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	100,394,080	103,989,421	105,190,507
Loss per share (USD)
Basic	(2.18)	(1.61)	(4.26)
Diluted	(2.18)	(1.61)	(4.26)

For the year ended March 31, 2020, 2,060,026 (March 31, 2019 : 2,445,546 and March 31, 2018 : 4,832,824) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

29)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer note 6 and 36.

	As at March 31
Particulars	2019	2020
Non-current liabilities
Secured bank loans	474	698
Lease liabilities (refer note 4)	-	20,915
Non-current portion of loans and borrowings	474	21,613

	As at March 31
Particulars	2019	2020
Current liabilities
Current portion of secured bank loans	233	333
Current portion of lease liabilities (refer note 4)	-	3,638
Current portion of loans and borrowings	233	3,971

Terms and debt repayment schedule of bank loans:

Terms and conditions of outstanding loans are as follows:

				As at March 31, 2019		As at March 31, 2020
		Interest	Year of	Original	Carrying	Original	Carrying
Particulars	Currency	rate	maturity	value	amount	value	amount
Secured bank loans	INR	8%-11%	2019 - 2024	1,196	707	1,471	1,031
Lease liabilities (refer note 4)		10%-11%	2020 - 2028	-	-	41,432	24,553

The bank loans are secured over motor vehicles with a carrying amount of USD 1,089 as at March 31, 2020 (March 31, 2019: USD 641).

Credit facility

The Group has fund based limits with various banks amounting to USD 5,347 as at March 31, 2020 (March 31, 2019: USD 5,760).

As at March 31, 2020, the Group has obtained limits of USD 37,796 (March 31, 2019: USD 38,684) for bank guarantees, primarily in favor of International Air Transport Association (“IATA”) and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain term deposits (refer note 24), property, plant and equipment, inventory and trade receivables of USD 79,811 (March 31, 2019: USD 61,060) of various subsidiaries which are availing these limits. As at March 31, 2020 and March 31, 2019, the Parent Company has issued guarantees to a bank in respect of credit facilities granted to two Indian subsidiaries.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

29)	LOANS AND BORROWINGS – (Continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities
	Lease	Secured
	liabilities	bank loans	Total
Balance as at April 1, 2017	-	749	749
Proceeds from bank loans	-	281	281
Repayment of bank loans	-	(377)	(377)
Interest accrued	-	76	76
Interest paid	-	(76)	(76)
Effect of change in foreign exchange rates	-	(1)	(1)
Balance as at March 31, 2018	-	652	652
Proceeds from bank loans	-	336	336
Repayment of bank loans	-	(239)	(239)
Interest accrued	-	50	50
Interest paid	-	(50)	(50)
Effect of change in foreign exchange rates	-	(42)	(42)
Balance as at March 31, 2019	-	707	707

Impact due to initial application of IFRS 16	24,877	-	24,877
Restated balance as at April 1, 2019	24,877	707	25,584
Proceeds from bank loans	-	702	702
Repayment of bank loans	-	(316)	(316)
Acquired though business combination	945	9	954
Additions to lease liabilities	3,974	-	3,974
Payment of lease liabilities	(6,212)	-	(6,212)
Interest accrued	2,731	61	2,792
Interest paid	-	(61)	(61)
Effect of change in foreign exchange rates	(1,762)	(71)	(1,833)
Balance as at March 31, 2020	24,553	1,031	25,584

30)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2019	2020
Statutory liabilities	11,304	5,688
Deferred rent liabilities*	83	-
Employee related payables	5,932	7,066
Refund due to customers	5,551	22,558
Deferred income	246	236
Other liabilities (related to business combination) (refer note 8 (b))	-	5,441
Total	23,116	40,989

* Upon adoption of IFRS 16, from April 1, 2019 the Group has reclassified deferred rent liabilities to building (right-of-use assets). (refer note 4 and 19)

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

31)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2019	2020
Deferred rent liabilities*	2,112	-
Deferred income	288	295
Other liabilities (related to business combination) (refer note 8 (b))	-	9,480
Total	2,400	9,775

* Upon adoption of IFRS 16, from April 1, 2019 the Group has reclassified deferred rent liabilities to building (right-of-use assets). (refer note 4 and 19)

32)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2019	2020
Net defined benefit liability	3,424	4,834
Other long term employee benefit (liability for compensated absences)	1,365	1,501
Total employee benefit liabilities	4,789	6,335

	As at March 31
Particulars	2019	2020
Present value of unfunded obligations	3,424	4,834
Total	3,424	4,834

Defined Benefit Plan

The Group’s gratuity scheme for the employees of its Indian subsidiaries (MakeMyTrip (India) Private Limited, Ibibo Group Private Limited, Bitla Software Private Limited and Quest2Travel.com India Private Limited) is a defined benefit plan. The plans in Ibibo Group Private Limited (‘GI India’) and Quest2Travel.com India Private Limited (‘Q2T’) are funded, whereas plans in MakeMyTrip (India) Private Limited (‘MMT India’) and Bitla Software Private Limited (‘Bitla’) are unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

A.Movement in the net defined benefit liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined liability and its components.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	EMPLOYEE BENEFITS – (Continued)

A.	Movement in the net defined benefit liability – (Continued)

Particulars	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
	As at March 31		As at March 31		As at March 31
	2019	2020	2019	2020	2019	2020
Balance as at April 1	2,994	4,269	(536)	(845)	2,458	3,424
Acquired through business combination	42	281	-	(167)	42	114

Included in profit or loss
Current service cost	646	930	-	-	646	930
Past service cost	332	432	-	-	332	432
Interest cost (income)	189	302	(45)	(66)	144	236
	1,167	1,664	(45)	(66)	1,122	1,598

Included in other comprehensive income
Remeasurement loss (gain) :
- Actuarial loss (gain) arising from :
- demographic assumptions	6	-	-	-	6	-
- financial assumptions	69	(72)	-	-	69	(72)
- experience adjustment	523	314	-	-	523	314
- Return on plan assets excluding interest income	-	-	(13)	104	(13)	104
	598	242	(13)	104	585	346

Effects of movement in foreign exchange rates	(186)	(406)	32	66	(154)	(340)
Other
Contribution by employer	-	-	(416)	(26)	(416)	(26)
Benefits paid	(346)	(381)	133	99	(213)	(282)
Balance as at March 31	4,269	5,669	(845)	(835)	3,424	4,834

	As at March 31
Net defined benefit liability represented by:	2019	2020
MMT India	2,895	3,465
GI India	427	1,104
Bitla	102	104
Q2T	-	161

During the year ended March 31, 2019 and 2020, the gratuity plan for the employees of MMT India and GI India were amended for revision in the underlying ceiling limits.

The Group expects to pay USD 30 in contributions to its defined benefit plans in the year ended March 31, 2021.

B.	Actuarial assumptions

	As at March 31
Particulars	2019	2020
Discount rate (per annum)	6.80%	5.70%-6.40%
Future salary growth (per annum)	11.00%	5.00%-11.00%
Withdrawal rate	25.00%	25.00%
Retirement age (years)	58-60	58-65

Principal actuarial assumptions are given below:

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	EMPLOYEE BENEFITS – (Continued)

B. Actuarial assumptions – (Continued)

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) (modified) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The future salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

C.	Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2019	2020
Funds managed by the insurer	100%	100%

D.	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	For the year ended		For the year ended
	March 31, 2019		March 31, 2020
Particulars	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(164)	178	(251)	274
Future salary growth (1% movement)	165	(156)	276	(260)
Withdrawal rate (10% movement)	(323)	729	(636)	1,240

33)	SHARE BASED PAYMENT

Description of the share based payment arrangements

Share Option Programs (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2018, 2019 and 2020.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements– (Continued)

Share Option Programs (Equity-Settled) – (Continued)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan) – (Continued)

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted Average		Weighted Average		Weighted Average
	Exercise		Exercise		Exercise
	Price per	Number of	Price per	Number of	Price per	Number of
	Share (USD)	Options	Share (USD)	Options	Share (USD)	Options
	For the Year Ended March 31
Particulars	2018	2018	2019	2019	2020	2020
Outstanding at the beginning of the year	1.14	333,121	1.28	261,410	1.98	17,839
Exercised during the year	0.63	(71,711)	1.23	(243,571)	-	-
Outstanding at the end of the year	1.28	261,410	1.98	17,839	1.98	17,839
Exercisable at the end of the year	1.28	261,410	1.98	17,839	1.98	17,839

The options outstanding at March 31, 2020 have an exercise price per share of USD 1.98 (March 31, 2019 : USD 1.98 and March 31, 2018 :USD 0.742 to USD 1.98) and a weighted average contractual life of 1 years and 3 months (March 31, 2019: 2 year and 3 months and March 31, 2018: 3 years and 3 months).

During the year ended March 31, 2020, share based payment expense for these options recognized under personnel expenses (refer note 14) amounted to Nil (March 31, 2019: Nil and March 31, 2018: Nil).

b)	Share Incentive Plan

i)	Restricted Share Units (RSUs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2018, 2019 and 2020, the Group granted restricted share units, or RSUs, under the plan to eligible employees and non-employees. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2018	690,757	Refer notes	4 – 8years
RSUs granted during the year ended March 31, 2019	1,325,531	Refer notes	4 – 8years
RSUs granted during the year ended March 31, 2020	1,334,759	Refer notes	4 – 8years

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements– (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)	Share Incentive Plan– (Continued)

i)	Restricted Share Units (RSUs) – (Continued)

Terms and Conditions of the Share Incentive Plan– (Continued)

Notes:

Of the RSU granted during the year ended March 31, 2020:

- 846,044 (March 31, 2019: 1,199,663 and March 31, 2018: 690,757) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 305,131 (March 31, 2019: Nil and March 31, 2018: Nil) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2019: 125,868 and March 31, 2018: Nil) RSUs have graded vesting over 4 years: 50% on the expiry of 36 months from the grant date, and 50% on the expiry of 48 months from the grant date. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the individual performance. Maximum shares the employees are eligible to receive under this scheme are 120% of the total RSUs granted.

- 180,714 (March 31, 2019: Nil and March 31, 2018: Nil) RSUs have 100% vesting on September 30,2022  and 2,098 (March 31, 2019: Nil and March 31, 2018: Nil) RSUs have 100% vesting on September 30, 2023. Further, the Group's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Group performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

- 772 (March 31, 2019: Nil and March 31, 2018: Nil) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

	Weighted Average		Weighted Average		Weighted Average
	Exercise		Exercise		Exercise
	Price per	Number of	Price per	Number of	Price per	Number of
	share (USD)	Awards	share (USD)	Awards	share (USD)	Awards
	For the Year Ended March 31
Particulars	2018	2018	2019	2019	2020	2020
Outstanding at the beginning of the year	0.0005	6,367,186	0.0005	5,433,399	0.0005	5,734,826
Granted during the year	0.0005	690,757	0.0005	1,325,531	0.0005	1,334,759
Forfeited and expired during the year	0.0005	(559,023)	0.0005	(307,257)	0.0005	(319,399)
Exercised during the year	0.0005	(1,065,521)	0.0005	(716,847)	0.0005	(312,764)
Outstanding at the end of the year	0.0005	5,433,399	0.0005	5,734,826	0.0005	6,437,422
Exercisable at the end of the year	0.0005	1,313,158	0.0005	1,650,767	0.0005	2,812,252

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements– (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)	Share Incentive Plan– (Continued)

i)	Restricted Share Units (RSUs) – (Continued)

The number and weighted average exercise price of RSUs under the share incentive plan are as follows: – (Continued)

The grant date fair value of RSUs granted during the year is in the range of USD 22.43 to USD 27.60 (March 31, 2019: USD 24.33 to USD 36.15 and March 31, 2018: USD 28.75 to USD 33.55).

The RSUs outstanding at March 31, 2020 have an exercise price per share of USD 0.0005 (March 31, 2019: USD 0.0005 and March 31, 2018: USD 0.0005) and a weighted average contractual life of 4.6 years (March 31, 2019: 4.9 years and March 31, 2018: 5.2 years).

During the year ended March 31, 2020, share based payment expense recognized under personnel expenses (refer note 14) amounted to USD 36,388 (March 31, 2019: USD 39,714 and March 31, 2018: USD 44,730) and, under legal and professional expenses (refer note 15) amounted to USD 144 (March 31, 2019: USD 288 and March 31, 2018 : USD 144) for the RSUs granted under the share incentive plan.

ii) Employee Stock Options (ESOPs)

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2020,  the Group granted ESOPs, under the plan to eligible employees  Each ESOP represents the right to receive one hundred common equity shares of the Group.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under this Share Incentive Plan are given below:

Grant details	Number of	Vesting	Contractual
	instruments	conditions	life of RSUs
ESOPs granted during the year ended March 31, 2020	21,588	Refer notes	4 – 7 years

Notes:

Of the ESOPs granted during the year ended March 31, 2020:

- 21,588 ESOPs have graded vesting over 3 years: one third on the expiry of 12 months from the grant date, one thirds on the expiry of 24 months from the grant date, one third on the expiry of 36 months from the grant date.

- These ESOPs can be exercised within a period of 48 months from the date of vesting.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements– (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)	Share Incentive Plan– (Continued)

ii)	Employee Stock Options (ESOPs) – (Continued)

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2020	2020
Outstanding at beginning of the year	-	-
Granted during the year	2,229	21,588
Outstanding at the end of the year	2,229	21,588
Exercisable at the end of the year	-	-

The ESOPs outstanding at March 31, 2020 have an exercise price per ESOP of USD 2,229 (March 31, 2019: Nil and March 31, 2018: Nil) and a weighted average contractual life of 5.5 years (March 31, 2019: Nil and March 31, 2018: Nil).

During the year ended March 31, 2020, share based payment expense recognized under personnel expenses (refer note 14) amounted to USD 5,099 (March 31, 2019: Nil and March 31, 2018: Nil) for the ESOPs granted under the share incentive plan.

Inputs for Measurement of Grant Date Fair Values of ESOPs

For the Year Ended March 31
Fair value of ESOP and assumptions	2020
Share price at grant date (USD)	2,302
Fair value at grant date (USD)	722 - 1,014
Exercise price (USD)	2,229
Expected volatility	43.8% - 49.0%
Expected term	3-5 years
Expected dividends	-
Risk-free interest rate	1.5%

c)	Bona Vita Employees Stock Option Plan 2016

In 2016, one of the Group’s subsidiary approved a share incentive plan in India, named the Bona Vita Employees Stock Option Plan 2016 (“Bona Vita ESOP Plan”). During the year ended March 31, 2020, no employee stock options (March 31, 2019: Nil, March 31 2018: 11,789) or ESOPs, were granted to employees. Each ESOP represents the right to receive one common share of the subsidiary.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements– (Continued)

Share Option Programs (Equity-Settled) – (Continued)

c)	Bona Vita Employees Stock Option Plan 2016– (Continued)

ESOPs have graded vesting over 4 years from the grant date with first vesting date after one year from the grant date. The contractual life of the ESOPs granted under this plan is 10 years from the vesting date.

The number and weighted average exercise price of Employee stock options under the Bona Vita ESOP Plan are as follows:

	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the Year Ended March 31
Particulars	2018	2018	2019	2019	2020	2020
Outstanding at beginning of the year	0.0154	21,711	0.0154	21,955	0.0154	13,664
Granted during the year	0.0154	11,789	-	-	-	-
Forfeited and expired during the year	0.0154	(11,545)	0.0154	(8,291)	0.0141	(9,117)
Exercised during the year	-	-	-	-	0.0141	(4,547)
Outstanding at the end of the year	0.0154	21,955	0.0154	13,664	-	-
Exercisable at the end of the year	0.0154	11,370	0.0154	13,664	-	-

During the year ended March 31, 2020, plan has been closed and all related liabilities has been settled with the employees and no ESOPs are outstanding at March 31, 2020.

The ESOPs outstanding at March 31, 2020 have an exercise price per share of Nil (March 31, 2019: USD 0.0154 and March 31, 2018: USD 0.0154) and a weighted average contractual life of Nil years (March 31, 2019: 8.7 years and March 31, 2018: 10.4 years).

During the year ended March 31, 2020, share based payment expense recognized (reversed) under personnel expenses (refer note 14) amounted to Nil (March 31, 2019: USD 31 and March 31, 2018: USD (14)) for the ESOPs granted under the Bona Vita ESOP plan.

34)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2019	2020
Other trade payables	69,204	21,018
Accrued expenses	41,766	49,729
Total	110,970	70,747

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and 36.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	PROVISIONS

	As at March 31
Particulars	2019	2020
Provision for litigations	-	30,800
	-	30,800

During the year ended March 31, 2020, the Group has recorded provisions in relation to ongoing litigations, which represent the best estimate of the expenditure to be incurred. The matters are currently pending at the Court and their outcome is uncertain.

36)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

Counterparty risk arising from cash and cash equivalents is managed by dealing mainly with high credit quality counterparties, with high credit ratings assigned by credit rating agencies. In respect of trade receivables, the Group is not exposed to any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group assesses the credit quality of the customers based on relevant available information.

The carrying amount of financial assets and contract assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2019	2020
Contract assets	313	-
Trade and other receivables	55,462	56,065
Term deposits	134,133	38,030
Cash and cash equivalents (except cash in hand)	177,897	129,791
Total	367,805	223,886

The maximum exposure to credit risk for trade and other receivables and contract assets at the reporting date by geographic region was:

	As at March 31
Particulars	2019	2020
India	45,495	48,758
Thailand	4,550	3,901
Malaysia	419	318
Singapore	1,542	562
Others	3,769	2,526
Total	55,775	56,065

The maximum exposure to credit risk for trade and other receivables, term deposits and contract assets at the reporting date by type of counterparty was:

	As at March 31
Particulars	2019	2020
Airlines	19,147	16,564
Retail customers	3,861	3,145
Corporate customers	23,724	26,625
Deposit with hotels and others	6,550	8,152
Term deposits with bank	134,133	38,030
Others	2,493	1,579
Total	189,908	94,095

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

Impairment Losses

The Group uses a provision matrix to compute the expected credit loss allowance for trade and other receivables and contract assets. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Group's historical experience for customers.

The age of trade and other receivables, term deposits, security deposits and contract assets at the reporting date was:

	As at March 31
	2019		2020
Particulars	Gross	Impairment	Gross	Impairment
Not past due	168,901	-	58,418	-
Past due 0-30 days	7,934	-	14,834	-
Past due 30-120 days	9,045	-	13,531	-
More than 120 days	5,879	1,851	10,205	2,893
Total	191,759	1,851	96,988	2,893

The movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2019	2020
Balance at the beginning of the year	1,579	1,851
Allowance for impairment (refer note 17)	816	1,563
Amounts written off against the allowance	(451)	(346)
Effects of movement in exchange rate	(93)	(175)
Balance at the end of the year	1,851	2,893

Allowance for impairment mainly represents amounts due from airlines, and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables and contract assets.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	FINANCIAL INSTRUMENTS – (Continued)

Liquidity risk – (Continued)

As at March 31, 2019

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Secured bank loans	707	(820)	(151)	(135)	(232)	(301)	(1)
Trade and other payables	110,970	(110,970)	(110,970)	-	-	-	-
Refund due to customers	5,551	(5,551)	(5,551)	-	-	-	-
Total	117,228	(117,341)	(116,672)	(135)	(232)	(301)	(1)

Notes: * Represents undiscounted cash flows of interest and principal

As at March 31, 2020

Non-derivative financial liabilities (including hybrid financial liabilities)	Carrying amount	Contractual cash flows*	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 years
Lease liabilities	24,553	(35,539)	(3,236)	(2,779)	(4,978)	(12,463)	(12,083)
Secured bank loans	1,031	(1,188)	(207)	(205)	(371)	(405)	-
Trade and other payables	70,747	(70,747)	(70,747)	-	-	-	-
Other liabilities (related to business combination)	14,921	(16,710)	(5,570)	-	(5,570)	(5,570)	-
Refund due to customers	22,558	(22,558)	(22,558)	-	-	-	-
Total	133,810	(146,742)	(102,318)	(2,984)	(10,919)	(18,438)	(12,083)

Notes: * Represents undiscounted cash flows of interest and principal

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR and USD.  The currencies in which these transactions are primarily denominated are INR and US dollars.

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk – (Continued)

Exposure to Currency Risk – (Continued)

Between USD and INR

	As at March 31
Particulars	2019	2020
Trade and other receivables	2,615	1,403
Trade and other payables	(144,478)	(168,676)
Cash and cash equivalents	6,802	605
Net exposure	(135,061)	(166,668)

The following significant exchange rates applied during the year:

	Average exchange rate per		Re porting date rate per unit
	unit		As at March 31
USD	2018-19	2019-20	2019	2020
INR 1	0.0144	0.0141	0.0144	0.0134

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR would have increased loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

Particulars	For the year ended March 31
	2019	2020
10% strengthening of USD against INR	(12,863)	(15,152)

A 10% depreciation of the USD against INR, would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	FINANCIAL INSTRUMENTS – (Continued)

Interest Rate Risk – (Continued)

Profile – (Continued)

Particulars	As at March 31
	2019	2020
Fixed rate instruments
Financial assets
Term deposits	134,133	38,030
Financial liabilities
Secured bank loans	(707)	(1,031)
	133,426	36,999

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Fair Value

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2019		As at March 31, 2020
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets measured at fair value
Other investments - equity securities (FVOCI)	5,563	5,563	3,584	3,584
Right to receive equity stake in a travel entity (FVTPL)	411	411	-	-
	5,974	5,974	3,584	3,584
Financial assets not measured at fair value (Amortised cost)
Trade and other receivables	55,462	55,462	56,065	56,065
Term deposits	134,133	134,133	38,030	38,030
Cash and cash equivalents	177,990	177,990	129,881	129,881
Other investments - other securities	99	99	99	99
	367,684	367,684	224,075	224,075
Financial liabilities measured at fair value
Other liabilities (related to business combination)	-	-	14,921	14,921
	-	-	14,921	14,921
Financial liabilities not measured at fair value (Other financial liabilities)
Secured bank loans	707	707	1,031	1,031
Lease liabilities	-	-	24,553	24,553
Trade and other payables	110,970	110,970	70,747	70,747
Refund due to customers	5,551	5,551	22,558	22,558
	117,228	117,228	118,889	118,889

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	As at March 31, 2020
Particulars	Level 1	Level 2	Level 3	Total
Other investments	-	-	3,584	3,584
Total Assets	-	-	3,584	3,584
Other liabilities (related to business combination)	-	-	14,921	14,921
Total Liabilities	-	-	14,921	14,921

	As at March 31, 2020
Particulars	Level 1	Level 2	Level 3	Total
Other investments	-	-	5,563	5,563
Right to receive equity stake in a travel entity	-	-	411	411
Total Assets	-	-	5,974	5,974

The following tables shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2020
Particulars	Other liabilities (related to business combination)	Other investments	Right to receive equity stake in a travel entity
Opening balances	-	5,563	411
Acquired in business combination	14,550	-	-
Total gains and losses recognized in:
- profit or loss	1,421	-	30
- other comprehensive income
-net change in fair value	-	(1,979)	-
-effect of movements in foreign exchange rates	(1,050)	-	-
Settlement by issuance of shares (refer note 25)	-	-	(441)
Closing balances	14,921	3,584	—

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

	As at March 31, 2019
Particulars	Other Investments	Receivable from related party	Right to receive equity stake in a travel entity
Opening balances	6,071	17,100	-
Acquired through business combination	-	-	411
Total gains and losses recognized in:
- profit or (loss)	-	1	-
- other comprehensive income
-net change in fair value	(508)	-	-
Amount received	-	(17,101)	-
Closing balances	5,563	-	411

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2020 and March 31, 2019, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments – equity securities	Discounted cash flows: The valuation model considers the present value of expected free cash flows, discounted using a risk adjusted discount rate.

Forecast annual revenue growth rate

: (47%) - 50%

(March 31, 2019: 20% - 50%)

Forecast EBITDA margin:

(13%) - 26%

(March 31, 2019: (12%) - 25%)

Risk adjusted discount rate: 17.0%

(March 31, 2019: 17.0%)

The estimated fair value would increase (decrease) if :

- the annual revenue growth rate were higher (lower)

- the EBITDA margin were higher (lower)

- the risk adjusted discount rate was

lower (higher)

Other liabilities (related to business combination)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	Expected cash flows March 31, 2020: USD 16,710. Risk-adjusted discount rate March 31, 2020: 10.20%.	The estimated fair value would increase (decrease) if: – the expected cash flows were higher (lower); – the risk-adjusted discount rate were lower (higher).

Right to receive equity stake in a travel entity	Market approach model: The valuation model considers revenue multiple of comparative company	Revenue multiple : (March 31, 2019: 4.89)	The estimated fair value would increase (decrease) if : the revenue multiple were higher (lower)

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	FINANCIAL INSTRUMENTS – (Continued)

Valuation Techniques and significant unobservable inputs – (Continued)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include secured bank loans, trade and other payables, refund due to customers and lease liabilities.

Sensitivity Analysis

Other investments - equity securities

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2020
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	314	(312)
EBITDA Margin	145	(145)
Risk adjusted discount rate	(280)	330

	For the year ended March 31, 2019
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	270	(263)
EBITDA Margin	317	(317)
Risk adjusted discount rate	(529)	624

Other liabilities (related to business combination)

For the fair values of other liabilities related to business combination, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2020
	Profit or loss
	Increase	Decrease
Risk adjusted discount rate	144	(149)

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	FINANCIAL INSTRUMENTS – (Continued)

Sensitivity Analysis  – (Continued)

Right to receive equity stake in a travel entity

For the fair value of right to receive equity stake in travel entity, reasonably possible changes of 500 basis points at the reporting date to the significant unobservable input holding other inputs constant, would have the following effects (refer note 25):

	For the year ended March 31, 2019
	Profit or loss
	Increase	Decrease
Revenue multiple	(100)	100

Impact of COVID-19 pandemic on financial assets and liabilities

Financial assets carried at fair value as at March 31, 2020 is USD 3,584, which is measured using level 3 inputs. This financial asset represent investment made in equity shares of a company engaged in travel business, which is fair value based on discounted cash flow method after considering the uncertainties arising out of COVID-19 pandemic.

Financial assets of USD 168,010 as at March 31, 2020 carried at amortised cost is in the form of cash and cash equivalents, other investments and term deposits with banks where the Group has assessed the counterparty credit risk. Trade receivables of USD 56,065 as at March 31, 2020 forms a significant part of the financial assets carried at amortised cost which is valued considering provision for allowance using expected credit loss method. In addition to the historical pattern of credit loss, management have considered the likelihood of increased credit risk and consequential default considering emerging situations due to the COVID-19 pandemic. This assessment is not based on any mathematical model but an assessment considering the nature of counterparty, impact immediately seen in the demand outlook of these counterparties and the financial strength of the counterparties in respect of whom amounts are receivable.

37)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 326 as at March 31, 2020 (March 31, 2019: USD 604).

38)	LEASES

Leases as lessee (IFRS 16)

The Group leases property taken for offices. The lease typically runs for a period of 1-12 years. Some leases also include common area maintenance charges along with monthly rentals. Previously these lease were classified as operating leases under per IAS 17.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	LEASES – (Continued)

Leases as lessee (IFRS 16) – (Continued)

Information about leases for which the Group is a lessee is presented below:

i)	Right-of-use assets

The Group presents right-of-use assets that do not meet the definition of investment property in 'property, plant and equipment', the same line item as it presents underlying assets of the same nature that it owns. (refer note 19)

Amount
Balance as at April 1, 2019	24,994
Additions to right-of-use assets	3,974
Additions to right-of-use assets (related to business combination, refer note 8 (b))	945
Effect of movements in foreign exchange rates	(1,299)
Depreciation charge during the year ended March 31, 2020	(5,284)
Balance as at March 31, 2020	23,330

ii) Amounts recognised in statement of profit or loss

           Amount

Interest on lease liabilities during the year ended March 31, 2020 (lease under IFRS 16)	2,731
Depreciation on right-of-use assets during the year ended March 31, 2020 (lease under IFRS 16)	5,284
Rent charged during the year ended March 31, 2019 (lease under IAS 17)	6,581
Rent charged during the year ended March 31, 2018 (lease under IAS 17)	7,701

iii)	Amounts recognised in statement of cash flows

Amount
Total cash outflows for leases	6,212

iv)	Extension option

Some property leases contain extension options exercisable by the Group for 3-5 years after the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or changes in circumstances within its control.

Impact of COVID-19 pandemic

Most of the leases entered by the Group are long term in nature and the underlying leased properties are being used as offices. For the year ended March 31, 2020, the COVID-19 pandemic has not triggered changes to the terms of any of the Group’s leases.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

39)	RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#^ (from April 30, 2018)
Key management personnel	Jane Jie Sun# (from August 30, 2019)
Key management personnel	Cindy Xiaofan Wang# (from August 30, 2019)
Key management personnel	Xing Xiong# (from August 30, 2019)
Key management personnel	Xiangrong Li (from September 6, 2019)
Key management personnel	Vivek Narayan Gour (upto September 6, 2019)
Key management personnel	Patrick Luke Kolek* (upto August 30, 2019)
Key management personnel	Charles St Leger Searle* (upto August 30, 2019)
Key management personnel	Aileen O’Toole* (from January 24, 2019 to August 30, 2019)
Key management personnel	Oliver Minho Rippel*(upto January 24, 2019)
Key management personnel	Yuvraj (Raj) Thacoor* (upto April 30, 2018)
Key management personnel	Ashish Kashyap (upto September 30, 2017)
Key management personnel	Mohit Gupta (upto May 31, 2017)
Key management personnel	Saujanya Shrivastava (upto May 31, 2017)
Key management personnel	Yuvaraj Srivastava (upto May 31, 2017)
Key management personnel	Sanjay Mohan (upto May 31, 2017)
Key management personnel	Ranjeet Oak (upto May 31, 2017)
Key management personnel	Anshuman Bapna (upto May 31, 2017)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries (upto August 30, 2019)
Entities having significant influence over the Company and its subsidiaries	Trip.com Group Limited (formerly known as Ctrip.com International, Limited) and its subsidiaries (from August 30, 2019)
Equity-accounted investee	Inspirock, Inc.
Equity-accounted investee	Simplotel Technologies Private Limited
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited
Equity-accounted investee	Pasajebus SpA (from May 7, 2019)
Equity-accounted investee and its subsidiaries	HolidayIQ Pte. Ltd and its subsidiaries (upto January 10, 2020)

Notes:   # nominees of Trip.com Group, Ltd. (Trip.com)

* nominees of MIH Internet SEA Pte. Ltd. (MIH) (subsidiary of Naspers Limited)

^ Paul Laurence Halpin, who was formerly a nominee of MIH, continues to serve on the board  of directors of the Group as a nominee of Trip.com with effect from August 30, 2019.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

39)	RELATED PARTIES – (Continued)

(A)	Transactions with key management personnel:

Key management personnel compensation**

Key management personnel compensation comprised:

	For the year ended March 31
Particulars	2018	2019	2020
Short-term employee benefits	4,976	2,239	2,287
Contribution to defined contribution plan	94	68	184
Share based payment	27,714	21,984	19,804
Legal and professional	86	76
Total	32,870	24,367	22,352

Note:**Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

During the year ended March 31, 2018, USD 2,179 was accrued as severance cost to be paid to Ashish Kashyap over the period of two years in equal monthly installments as per the separation agreement entered with him. As at March 31, 2020, Nil (March 31, 2019: USD 607) is outstanding against amount payable towards severance cost.

(B)	Transactions with Entity providing Key Management Personnel Services:

	For the year ended March 31
Transactions	2018	2019	2020
Key management personnel services	2	2	4
Consultancy services	22	26	28

(C)	Transactions with entity having significant influence over the company and its subsidiaries:

a)	MIH Internet SEA Pte. Ltd.

Pursuant to the acquisition of Ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH. In September 2018, the Company realised USD 17,101 against this entitlement.

As per the terms of the ibibo Group acquisition agreement, as a key condition to the completion of the transaction, MIH contributed its pro rata share of consolidated net working capital of approximately USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, MIH agreed to the working capital adjustment and total pro rate share contributed by MIH was USD 83,260. During the year ended March 31, 2018, difference of USD 434 has been received by the Company.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

39)	RELATED PARTIES – (Continued)

(C)	Transactions with entity having significant influence over the company and its subsidiaries: – (Continued)

b)	Naspers Limited and its subsidiaries

The Company collects payment from end customers through subsidiaries of Naspers Limited which are online payment service providers. In this arrangement, payment of USD 402,242  (March 31, 2019: USD 1,002,195 and March 31, 2018: USD 1,252,022)  was collected by these entities on behalf of the Company and such amounts were remitted to the Company within a predefined time period. Further, service fee of USD 5,070 (March 31, 2019: USD 11,333 and March 31, 2018: USD 14,940) was charged by these entities for rendering these services to the Company, which is recognised under payment gateway charges (refer note 15).

The Company procured air tickets of Nil (March 31, 2019: USD 829 and March 31, 2018: USD 21,567) as an agent from one of the subsidiaries of Naspers Limited, which operates as a travel product aggregator. The Company earned Nil (March 31, 2019: Nil and March 31, 2018: USD 221) from this entity as commission in the current year on procurement of such tickets. Further, the Company also sold hotel room nights of Nil (March 31, 2019: USD 516 and March 31, 2018: USD 2,731) to this entity and paid commission expense of Nil (March 31, 2019: USD 26 and March 31, 2018: USD 70).

The Company reimbursed expenses of Nil (March 31, 2019: Nil and March 31, 2018: USD 1) against various expenses incurred on behalf of the Company by the subsidiaries of Naspers Limited.

Balance outstanding	As at March 31
	2019	2020
Funds in transit	8,747	-
Trade and other receivables	70	-

c)	Trip.com and its subsidiaries

Transactions	For the year ended March 31
	2018	2019	2020
Sale of air ticketing^	-	-	1,241
Purchase of air ticketing^	-	-	21,610
Sale of hotel and packages^	-	-	7,734
Purchase of hotel and packages^	-	-	6,451
Commission received	-	-	190
Commission paid	-	-	1,087
Other operating expenses	-	-	1,556

^represents gross amount booked/charged for the air ticketing and hotel and packages transactions

Balance Outstanding	As at March 31
	2019	2020
Trade and other receivables	-	657
Other trade payables	-	1,138
Prepaid expenses	-	97

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

39)	RELATED PARTIES – (Continued)

(D)	Transactions with equity-accounted investee and its subsidiaries:

a)	Simplotel Technologies Private Limited

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

b)	HolidayIQ Pte. Ltd and its subsidiaries

	For the year ended March 31
Transactions	2018	2019	2020
Revenue from air ticketing	36	38	6
Services received	75	-	11

	As at March 31
Balance outstanding	2019	2020
Contract liability	2	-

During the year ended March 31, 2020, the Group has sold its entire stake in HolidayIQ Pte. Ltd. for total consideration of USD 700.

c)	PasajeBus SpA

In May 2019, the Group has acquired approximately 20.53% equity stake in PasajeBus Spa, by exercising its right which was acquired as a part of business combination.

	For the year ended March 31
Transactions	2018	2019	2020
Ancillary revenue	-	-	110

	As at March 31
Balance outstanding	2019	2020
Trade and other receivables	-	32

40)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2019	Ownership interest as at March 31, 2020
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Ibibo Group Holdings (Singapore) Pte. Ltd.	Singapore	100%	100%
4. Ibibo Group Private Limited	India	100%	100%
5. Bitla Software Private Limited	India	100%	100%
6. Quest2Travel.com India Private Limited	India	-	51%

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

41)	NON-CONTROLLING INTERESTS

(a)

In August 2017, Bona Vita Technologies Private Limited (“Bona Vita”), one of the Parent Company’s subsidiary, raised USD 5,500 by way of rights issue to Parent Company and a new investor, H.I.S Co. Ltd., Japan (“HIS”). Bona Vita issued Series B Fully and Compulsorily Convertible, Non-Cumulative, Preference Shares (“Series B CCPS”) to Parent Company and HIS and equity shares to HIS. The amount contributed by Parent Company was USD 2,500 and by HIS was USD 3,000.

(b)

In May 2019, the Group acquired an additional 27.6% equity interest in Empresa Digital Peruana SAC increasing its ownership from 72.4% to 100% for a cash consideration of USD 3,178. The transaction has resulted in increase in accumulated deficit of USD 3,178 forming part of equity attributable to owners of the Company.

42)	CONTINGENCIES

On February 28, 2019, a judgement of the Supreme Court of India interpreting certain statutory defined contribution obligations of employees and employers altered historical understandings of such obligations, extending them to cover additional portions of the employee’s income. However, the judgement isn’t explicit if such interpretation may have retrospective application resulting in increased contribution for past and future years for certain India based employees of the Company. The Company has been legally advised that there are numerous interpretative challenges on the retrospective application of the judgment which results in impracticability in estimation of and timing of payment and amount involved. Also, the Employees’ Provident Fund Organization (EPFO) of the Government of India has issued a circular in August 2019 directing its officers to not sending notices without any primafacie evidence that the notice recipient has arbitrarily bifurcated wages with the intention of avoiding provident fund liability. As a result of lack of implementation guidance and interpretative challenges involved, and also in the light of the circular issued by the EPFO, the Company is unable to reliably estimate the amount involved. Accordingly, the Company shall re-evaluate the amount of provision, if any, on obtaining further clarity on the matter.

43)	SUBSEQUENT EVENT

(a)

As a result of the COVID-19 pandemic outbreak, the Group’s businesses, results of operation, financial positions and cash flows were materially and adversely affected at the end of fourth quarter of financial year 2019-20 with continuing impact in the subsequent periods. Travel restrictions, both international as well as domestic, imposed in India materially disrupted revenue lines subsequent to the year end. Such restrictions have continued for the greater part of the subsequent quarter with only some domestic travel and government approved international travel operations commencing in May 2020. This has resulted in revenue declining more than 90% during first quarter of fiscal year 2021. Beginning in April 2020, the Group has implemented various cost saving measures including reduction in compensation, outsourcing costs, various general and administrative costs, and a consequent reduction in the marketing and sales promotion and payment gateway costs, in response to current market conditions. The decline in revenue has been offset by corresponding decline in all direct transaction related expenses such as service cost, marketing and sales promotion expenses and payment gateway charges. As a result of decline in various costs, our result from operating activities is not significantly impacted in the first quarter of fiscal year 2021. Further, based on the liquidity assessment, management believe that the Group has sufficient cash to meet anticipated cash needs, including cash needs for working capital for the foreseeable future. Due to significant uncertainties surrounding the COVID-19 pandemic, travel restrictions remain unpredictable as to their timing and may evolve in response to the COVID-19 evolution in India.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

43)  SUBSEQUENT EVENT – (Continued)

(b)

Subsequent to year end, in order to increase the balance sheet flexibility and provide a back-up source of liquidity for any contingencies or investment opportunities, The Group have secured credit and guarantee facilities of approximately USD 100,000 which includes a USD 70,000 facility from an affiliate of our largest shareholder (Trip.com) and the balance from a commercial bank in India.

44)	QUARTERLY FINANCIAL DATA (UNAUDITED)
	For the three months ended				Year Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	March 31, 2020
Revenue
Air ticketing	44,613	45,992	47,911	35,845	174,361
Hotels and packages	68,524	46,763	72,989	47,538	235,814
Bus ticketing	18,321	14,257	17,737	14,694	65,009
Other revenue	10,279	10,945	8,252	6,869	36,345
Total revenue	141,737	117,957	146,889	104,946	511,529
Other income	35	152	781	95	1,063
Service cost
Procurement cost of hotel and packages services	46,123	27,934	43,273	24,074	141,404
Other cost of providing services	3,429	2,818	3,353	3,316	12,916
Personnel expenses	31,157	32,564	31,659	34,456	129,836
Marketing and sales promotion expenses	54,526	40,054	44,994	27,029	166,603
Other operating expenses	41,263	38,072	40,273	65,793	185,401
Depreciation, amortization and impairment	8,172	8,547	8,492	8,471	33,682
Impairment of goodwill	-	-	-	272,160	272,160
Result from operating activities	(42,898)	(31,880)	(24,374)	(330,258)	(429,410)
Loss before tax	(42,624)	(36,597)	(29,599)	(338,726)	(447,546)
Loss for the period	(42,592)	(36,803)	(29,511)	(338,611)	(447,517)

	For the three months ended				Year Ended
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	March 31, 2019
Revenue
Air ticketing	40,448	41,067	43,506	41,693	166,714
Hotels and packages	76,278	44,860	58,204	58,182	237,524
Bus ticketing	15,081	11,846	14,679	12,139	53,745
Other revenue	5,603	5,836	8,426	8,163	28,028
Total revenue	137,410	103,609	124,815	120,177	486,011
Other income	3	78	78	61	220
Service cost
Procurement cost of hotel and packages services	57,261	29,491	37,156	36,916	160,824
Other cost of providing services	3,103	2,962	4,758	1,765	12,588
Personnel expenses	26,961	28,745	29,645	28,216	113,567
Marketing and sales promotion expenses	55,929	44,755	49,696	41,700	192,080
Other operating expenses	32,984	30,961	33,631	35,719	133,295
Depreciation, amortization and impairment	6,718	6,610	6,586	6,903	26,817
Result from operating activities	(45,543)	(39,837)	(36,579)	(30,981)	(152,940)
Loss before tax	(51,196)	(46,995)	(29,493)	(40,939)	(168,623)
Loss for the period	(51,231)	(46,965)	(29,294)	(40,393)	(167,883)